UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2020

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, $0.01 par value	TGH	New York Stock Exchange

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

TEXTAINER GROUP HOLDINGS LIMITED

Quarterly Report on Form 6-K for the Three and Nine Months Ended September 30, 2020

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS; CAUTIONARY LANGUAGE

This Quarterly Report on Form 6-K, including the section entitled Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, contains forward-looking statements within the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not statements of historical facts and may relate to, but are not limited to, expectations or estimates of future operating results or financial performance, capital expenditures, regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “continue” or the negative of these terms or other similar terminology. The forward-looking statements contained in this Quarterly Report on Form 6-K include, but are not limited to, statements regarding  (i) factors that are likely to continue to affect our performance and (ii) our belief that, assuming that our lenders remain solvent that our cash flow from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our liquidity needs, including for the payment of dividends, for the next twelve months.

Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which cannot be foreseen. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, among others, the risk described in Item 4, “Risk Factors” of this Quarterly Report on Form 6-K and the risks we face that are described in the section entitled Item 3, “Key Information -- Risk Factors” included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2019 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 30, 2020 (our “2019 Form 20-F”).

We believe that it is important to communicate our expectations about the future to potential investors, shareholders and other readers. However, there may be events in the future that we are not able to accurately predict or control and that may cause actual events or results to differ materially from the expectations expressed in or implied by our forward-looking statements. The risk factors listed in Item 3, “Key Information -- Risk Factors” included in our 2019 Form 20-F, as well as any cautionary language in this Quarterly Report on Form 6-K, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you decide to buy, hold or sell our common shares, you should be aware that the occurrence of the events described in Item 3, “Key Information -- Risk Factors” included in our 2019 Form 20-F and elsewhere in this Quarterly Report on Form 6-K could negatively impact our business, cash flows, results of operations, financial condition and share price. Potential investors, shareholders and other readers are cautioned not to place undue reliance on our forward-looking statements.

Forward-looking statements regarding our present plans or expectations for fleet size, management contracts, container purchases, sources and availability of financing, and growth involve risks and uncertainties relative to return expectations and related allocation of resources, and changing economic or competitive conditions, as well as the negotiation of agreements with container investors, which could cause actual results to differ from present plans or expectations, and such differences could be material. Similarly, forward-looking statements regarding our present expectations for operating results and cash flow involve risks and uncertainties related to factors such as utilization rates, per diem rates, container prices, demand for containers by container shipping lines, supply, the magnitude and duration of the ongoing COVID-19 pandemic and other factors discussed under Item 3, “Key Information -- Risk Factors” included in our 2019 Form 20-F or elsewhere in this Quarterly Report on Form 6-K, which could also cause actual results to differ from present plans. Such differences could be material.

All future written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. New risks and uncertainties arise from time to time, and we cannot predict those events or how they may affect us. The forward-looking statements contained in this Quarterly Report on Form 6-K speak only as of, and are based on information available to us on, the date of the filing of this Quarterly Report on Form 6-K. We assume no obligation to, and do not plan to, update any forward-looking statements after the date of this Quarterly Report on Form 6-K as a result of new information, future events or developments, except as expressly required by U.S. federal securities laws. You should read this Quarterly Report on Form 6-K and the documents that we reference and have furnished as exhibits with the understanding that we cannot guarantee future results, levels of activity, performance or achievements and that actual results may differ materially from what we expect.

In this Quarterly Report on Form 6-K, unless otherwise specified, all monetary amounts are in U.S. dollars. To the extent that any monetary amounts are not denominated in U.S. dollars, they have been translated into U.S. dollars in accordance with our accounting policies as described in Item 18, “Financial Statements” included in our 2019 Form 20-F.

ITEM 1.	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Revenues:
Lease rental income - owned fleet (1)	$133,587	$130,555	$392,307	$390,555
Lease rental income - managed fleet	15,543	25,293	47,075	77,650
Lease rental income	149,130	155,848	439,382	468,205

Management fees - non-leasing	1,696	1,582	3,724	5,823

Trading container sales proceeds (1)	7,655	10,669	24,667	37,775
Cost of trading containers sold	(6,721)	(9,469)	(22,513)	(32,371)
Trading container margin	934	1,200	2,154	5,404

Gain on sale of owned fleet containers, net	7,976	6,092	19,410	18,263

Operating expenses:
Direct container expense - owned fleet	16,395	11,810	44,907	34,071
Distribution expense to managed fleet container investors	14,364	23,318	43,219	71,535
Depreciation expense	65,374	67,644	196,056	194,243
Amortization expense	645	481	1,766	1,576
General and administrative expense	10,868	9,364	30,872	28,638
Bad debt (recovery) expense, net	(2,095)	(1,198)	(326)	2,650
Container lessee default expense (recovery), net	76	(184)	(1,607)	7,718
Gain on insurance recovery and legal settlement	—	—	—	(841)
Total operating expenses	105,627	111,235	314,887	339,590
Income from operations	54,109	53,487	149,783	158,105
Other (expense) income:
Interest expense	(29,123)	(39,970)	(95,257)	(115,699)
Write-off of unamortized deferred debt issuance costs and bond discounts	(8,628)	—	(8,750)	—
Interest income	23	680	479	2,047
Realized (loss) gain on derivative instruments, net	(4,107)	170	(8,900)	2,709
Unrealized gain (loss) on derivative instruments, net	4,161	(2,478)	(9,434)	(18,315)
Other, net	859	(10)	803	(10)
Net other expense	(36,815)	(41,608)	(121,059)	(129,268)
Income before income tax and noncontrolling interest	17,294	11,879	28,724	28,837
Income tax benefit (expense)	152	(1,318)	(89)	(1,470)
Net income	17,446	10,561	28,635	27,367
Less: Net (income) loss attributable to the noncontrolling interest	(494)	17	(73)	575
Net income attributable to Textainer Group Holdings Limited common shareholders	$16,952	$10,578	$28,562	$27,942

Net income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$0.32	$0.18	$0.53	$0.49
Diluted	$0.32	$0.18	$0.53	$0.49
Weighted average shares outstanding (in thousands):
Basic	52,514	57,503	54,221	57,493
Diluted	52,713	57,598	54,317	57,586

(1) Amounts for trading containers rental revenue for the three and nine months ended September 30, 2019 have been reclassified out of the line item “trading container sales proceeds” and included within “lease rental income - owned fleet” to appropriately reflect the nature of the revenue.

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Net income	$17,446	$10,561	$28,635	$27,367
Other comprehensive income, before tax:
Change in derivative instruments designated as cash flow hedges	158	—	(13,093)	—
Reclassification of realized loss on derivative instruments designated as cash flow hedges	1,130	—	1,658	—
Foreign currency translation adjustments	105	(119)	3	(52)
Comprehensive income, before tax	18,839	10,442	17,203	27,315
Income tax (expense) benefit related to items of other comprehensive income	(17)	—	115	—
Comprehensive income, after tax	18,822	10,442	17,318	27,315
Comprehensive (income) loss attributable to the noncontrolling interest	(494)	17	(73)	575
Comprehensive income attributable to Textainer Group Holdings Limited common shareholders	$18,328	$10,459	$17,245	$27,890

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(Unaudited)

(All currency expressed in United States dollars in thousands)

	September 30, 2020	December 31, 2019
Assets
Current assets:
Cash and cash equivalents	$155,166	$180,552
Accounts receivable, net of allowance of $4,692 and $6,299, respectively	101,771	109,384
Net investment in finance leases, net of allowance of $199 and $0, respectively	59,485	40,940
Container leaseback financing receivable, net of allowance of $105 and $0, respectively	22,412	20,547
Trading containers	14,290	11,330
Containers held for sale	32,457	41,884
Prepaid expenses and other current assets	11,646	14,816
Due from affiliates, net	2,098	1,880
Total current assets	399,325	421,333
Restricted cash	78,712	97,353
Containers, net of accumulated depreciation of $1,566,794 and $1,443,167, respectively	4,102,791	4,156,151
Net investment in finance leases, net of allowance of $1,137 and $0, respectively	555,427	254,363
Container leaseback financing receivable, net of allowance of $367 and $0, respectively	256,994	251,111
Fixed assets, net of accumulated depreciation of $12,695 and $12,266, respectively	834	1,128
Intangible assets, net of accumulated amortization of $47,125 and $45,359, respectively	3,525	5,291
Derivative instruments	-	135
Deferred taxes	1,388	1,388
Other assets	14,355	14,364
Total assets	$5,413,351	$5,202,617
Liabilities and Equity
Current liabilities:
Accounts payable and accrued expenses	$27,717	$23,404
Container contracts payable	325,897	9,394
Other liabilities	2,248	2,636
Due to container investors, net	18,501	21,978
Debt, net of unamortized costs of $6,542 and $8,120, respectively	240,144	242,433
Total current liabilities	614,507	299,845
Debt, net of unamortized costs of $22,430 and $21,446, respectively	3,481,145	3,555,296
Derivative instruments	34,512	13,778
Income tax payable	10,035	9,909
Deferred taxes	7,335	7,789
Other liabilities	17,083	30,355
Total liabilities	4,164,617	3,916,972
Equity:
Textainer Group Holdings Limited shareholders' equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; 58,413,983 shares issued and 50,947,887 shares outstanding at 2020; 58,326,555 shares issued and 56,817,918 shares outstanding at 2019	584	583
Treasury shares, at cost, 7,466,096 and 1,508,637 shares, respectively	(74,525)	(17,746)
Additional paid-in capital	414,036	410,595
Accumulated other comprehensive loss	(11,828)	(511)
Retained earnings	894,135	866,458
Total Textainer Group Holdings Limited shareholders’ equity	1,222,402	1,259,379
Noncontrolling interest	26,332	26,266
Total equity	1,248,734	1,285,645
Total liabilities and equity	$5,413,351	$5,202,617

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Shareholders’ Equity

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Textainer Group Holdings Limited Shareholders' Equity
						Accumulated		Total
					Additional	other		Textainer Group
	Common shares		Treasury shares		paid-in	comprehensive	Retained	Holdings Limited	Noncontrolling	Total
	Shares	Amount	Shares	Amount	capital	loss	earnings	shareholders' equity	interest	equity
Balances, December 31, 2018	58,032,164	$581	(630,000)	$(9,149)	$406,083	$(436)	$809,734	$1,206,813	$29,178	$1,235,991
Dividends paid to noncontrolling interest	—	—	—	—	—	—	—	—	(2,744)	(2,744)
Restricted share units vested	35,090	—	—	—	—	—	—	—	—	—
Exercise of share options	12,489	—	—	—	121	—	—	121	—	121
Purchase of treasury shares	—	—	(240,789)	(2,558)	—	—	—	(2,558)	—	(2,558)
Share-based compensation expense	—	—	—	—	3,213	—	—	3,213	—	3,213
Comprehensive income:
Net income attributable to Textainer Group Holdings Limited common shareholders	—	—	—	—	—	—	27,942	27,942	—	27,942
Net loss attributable to noncontrolling interest	—	—	—	—	—	—	—	—	(575)	(575)
Foreign currency translation adjustments	—	—	—	—	—	(52)	—	(52)	—	(52)
Total comprehensive income										27,315
Balances, September 30, 2019	58,079,743	$581	(870,789)	$(11,707)	$409,417	$(488)	$837,676	$1,235,479	$25,859	$1,261,338

Balances, December 31, 2019	58,326,555	583	(1,508,637)	(17,746)	410,595	(511)	866,458	1,259,379	26,266	1,285,645
Cumulative adjustment for adoption of ASU 2016-13	—	—	—	—	—	—	(885)	(885)	(7)	(892)
Restricted share units vested	66,101	1	—	—	(1)	—	—	—	—	—
Exercise of share options	21,327	—	—	—	224	—	—	224	—	224
Purchase of treasury shares	—	—	(5,957,459)	(56,779)	—	—	—	(56,779)	—	(56,779)
Share-based compensation expense	—	—	—	—	3,218	—	—	3,218	—	3,218
Comprehensive income:
Net income attributable to Textainer Group Holdings Limited common shareholders	—	—	—	—	—	—	28,562	28,562	—	28,562
Net income attributable to noncontrolling interest	—	—	—	—	—	—	—	—	73	73
Change in derivative instruments designated as cash flow hedges	—	—	—	—	—	(13,093)	—	(13,093)	—	(13,093)
Reclassification of realized loss on derivative instruments designated as cash flow hedges	—	—	—	—	—	1,658	—	1,658	—	1,658
Foreign currency translation adjustments						3	—	3	—	3
Income tax benefit related to items of other comprehensive income	—	—	—	—	—	115	—	115	—	115
Total comprehensive income										17,318
Balances, September 30, 2020	58,413,983	$584	(7,466,096)	$(74,525)	$414,036	$(11,828)	$894,135	$1,222,402	$26,332	$1,248,734

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Nine Months Ended September 30,
	2020	2019
Cash flows from operating activities:
Net income	$28,635	$27,367
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	196,056	194,243
Bad debt (recovery) expense, net	(326)	2,650
Container (recovery) write-off from lessee default, net	(140)	7,154
Unrealized loss on derivative instruments, net	9,434	18,315
Amortization and write-off of unamortized deferred debt issuance costs and accretion of bond discounts	14,761	5,922
Amortization of intangible assets	1,766	1,576
Gain on sale of owned fleet containers, net	(19,410)	(18,263)
Gain on insurance recovery and legal settlement	—	(841)
Share-based compensation expense	3,218	3,213
Changes in operating assets and liabilities	54,319	80,875
Total adjustments	259,678	294,844
Net cash provided by operating activities	288,313	322,211
Cash flows from investing activities:
Purchase of containers and fixed assets	(273,171)	(449,105)
Payments on container leaseback financing receivable	(24,089)	(271,976)
Receipt of principal payments on container leaseback financing receivable	15,788	2,083
Proceeds from sale of containers and fixed assets	109,144	111,523
Net cash used in investing activities	(172,328)	(607,475)
Cash flows from financing activities:
Proceeds from debt	1,626,759	995,134
Principal payments on debt	(1,704,132)	(654,723)
Principal repayments on container leaseback financing liability	(12,754)	—
Purchase of treasury shares	(56,779)	(2,558)
Debt issuance costs	(13,333)	(7,368)
Dividends paid to noncontrolling interest	—	(2,744)
Issuance of common shares upon exercise of share options	224	121
Net cash (used in) provided by financing activities	(160,015)	327,862
Effect of exchange rate changes	3	(52)
Net (decrease) increase in cash, cash equivalents and restricted cash	(44,027)	42,546
Cash, cash equivalents and restricted cash, beginning of the year	277,905	224,928
Cash, cash equivalents and restricted cash, end of period	$233,878	$267,474

Supplemental disclosures of cash flow information:
Cash paid for interest expense and realized loss (gain) on derivative instruments, net	$98,351	$106,249
Net income taxes paid	$29	$40
Receipt of payments on finance leases, net of income earned	$33,325	$37,904
Supplemental disclosures of noncash operating activities:
Initial recognition of operating lease liability from obtaining right-of-use assets	$555	$12,024
Supplemental disclosures of noncash investing activities:
Increase (decrease) in accrued container purchases	$316,503	$(35,705)
Containers placed in finance leases	$355,096	$129,472

  See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(1)	Nature of Business

Textainer Group Holdings Limited (“TGH”) is incorporated in Bermuda. TGH is the holding company of a group of companies, consisting of TGH and its subsidiaries (collectively, the “Company”), involved in the purchase, management, leasing and resale of a fleet of marine cargo containers. The Company manages and provides administrative support to the third-party owners’ (the “Container Investors”) container fleets.

The Company conducts its business activities in three main areas: Container Ownership, Container Management and Container Resale (see Note 10 “Segment Information”).

(2)    Accounting Policies and Recent Accounting Pronouncements

(a)	Basis of Presentation

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been condensed or omitted. The accompanying unaudited condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (“2019 Form 20-F”) filed with the Securities and Exchange Commission on March 30, 2020.

The preparation of financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and disclosure of contingent assets and liabilities in the financial statements. The Company’s management evaluates its estimates on an ongoing basis, including those related to container rental equipment, containers held for sale, allowance for credit losses, income taxes and accruals. Actual results could differ from those estimates under different assumptions or conditions.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting of only normal and recurring adjustments) necessary to present fairly the Company’s condensed consolidated balance sheet as of September 30, 2020, the Company’s condensed consolidated statements of operations for the three and nine months ended September 30, 2020 and 2019, condensed consolidated statements of comprehensive income for the three and nine months ended September 30, 2020 and 2019, condensed consolidated statements of shareholders’ equity for the nine months ended September 30, 2020 and 2019 and condensed consolidated statements of cash flows for the nine months ended September 30, 2020 and 2019. These condensed consolidated financial statements are not necessarily indicative of the results of operations or cash flows that may be reported for the remainder of the fiscal year ending December 31, 2020.

(b)	Principles of Consolidation and Variable Interest Entity

The condensed consolidated financial statements of the Company include TGH and all of its subsidiaries in which the Company has a controlling financial interest. All significant intercompany accounts and balances have been eliminated in consolidation.

TAP Funding

TAP Funding Ltd. (“TAP Funding”) (a Bermuda company) is a joint venture between the Company’s wholly-owned subsidiary, Textainer Limited (“TL”) (a Bermuda company) and TAP Ltd. (“TAP”) in which TL owns 50.1%, TAP owns 49.9% of the common shares of TAP Funding, and TAP Funding is a voting interest entity (“VME”). The Company consolidates TAP Funding as the Company has a controlling financial interest in TAP Funding.

The equity owned by TAP in TAP Funding is shown as a noncontrolling interest on the Company’s condensed consolidated balance sheets and the net income (loss) is shown as net income (loss) attributable to the noncontrolling interests on the Company’s condensed consolidated statements of operations.

(c)	Containers

Capitalized container costs include the container cost payable to the manufacturer and the associated transportation costs incurred in moving the Company’s containers from the manufacturer to the containers’ first destined port. Containers are depreciated using the straight-line method over their estimated useful lives to an estimated dollar residual

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

value. Used containers are depreciated based upon their remaining useful lives at the date of acquisition to an estimated dollar residual value.

The cost, accumulated depreciation and net book value of the Company’s container leasing equipment by equipment type as of September 30, 2020 and December 31, 2019 were as follows:

	September 30, 2020			December 31, 2019
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Dry containers other than open top and flat rack containers:
20'	$1,547,254	$(419,359)	$1,127,895	$1,627,878	$(396,247)	$1,231,631
40'	146,052	(54,449)	91,603	167,011	(58,852)	108,159
40' high cube	2,578,755	(647,698)	1,931,057	2,510,937	(592,374)	1,918,563
45' high cube	28,085	(12,434)	15,651	28,670	(11,488)	17,182
Refrigerated containers:
20'	20,428	(8,233)	12,195	20,484	(7,258)	13,226
20' high cube	2,905	(1,962)	943	5,139	(3,090)	2,049
40' high cube	1,154,531	(382,930)	771,601	1,052,707	(338,068)	714,639
Open top and flat rack containers:
20' folding flat	17,352	(4,981)	12,371	17,617	(4,538)	13,079
40' folding flat	49,738	(17,996)	31,742	51,152	(17,278)	33,874
20' open top	13,765	(1,700)	12,065	13,259	(1,625)	11,634
40' open top	22,573	(4,652)	17,921	23,313	(4,351)	18,962
Tank containers	88,147	(10,400)	77,747	81,151	(7,998)	73,153
Total containers	$5,669,585	$(1,566,794)	$4,102,791	$5,599,318	$(1,443,167)	$4,156,151

See Note 4 “Managed Container Fleet” for information on the managed fleet containers included above.

Impairment of Container Rental Equipment

The Company reviews its containers for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. The Company compares the carrying value of the containers to the expected future undiscounted cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying value exceeds expected future undiscounted cash flows, the assets are reduced to fair value. There was no such impairment of the Company’s leasing equipment for the three and nine months ended September 30, 2020 and 2019.

Write-Off of Container Rental Equipment due to Lessees in Default

The Company evaluates the recoverability of the recorded amounts of containers that are unlikely to be recovered from lessees in default. The Company recorded a gain on container recovery of $1,525 during the nine months ended September 30, 2020 due to a settlement agreement with an insolvent lessee on containers which were previously written off in 2018. The Company recorded impairment (recoveries) charges during the three and nine months ended September 30, 2019 of $(576) and $7,154, respectively, to write-off containers that were unlikely to be recovered from lessees in default, net of gains of $576 and $1,919 associated with recoveries on containers previously estimated as lost with lessees in default for the three and nine months ended September 30, 2019, respectively. These amounts are recorded in the condensed consolidated statements of operations as “container lessee default expense (recovery), net”.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

Impairment of Containers Held for Sale

Containers identified as being available for sale are valued at the lower of carrying value or fair value, less costs to sell. The Company records impairment to write-down the value of containers held for sale to their estimated fair value, less cost to sell, under observable (Level 2) market inputs. The fair value was estimated based on recent gross sales proceeds for sales of similar containers. Any subsequent increase in fair value less costs to sell is recognized as a reversal of container impairment but not in excess of the cumulative loss previously recognized. The carrying value of containers held for sale that have been impaired to write down the value of the containers to their estimated fair value less cost to sell was $15,253 and $22,217 as of September 30, 2020 and December 31, 2019, respectively. When containers are sold or otherwise disposed of, the cost and related accumulated depreciation are removed, and any resulting gain or loss is recognized.

During the three and nine months ended September 30, 2020, the Company recorded container impairments of $3,041 and $10,382, respectively, and during the three and nine months ended September 30, 2019, the Company recorded container impairments of $5,927 and $9,915, respectively, to write down the value of containers held for sale to their estimated fair value less cost to sell, net of reversals of previously recorded impairments on containers held for sale due to rising used container prices. These impairment charges are included in “depreciation expense” in the condensed consolidated statements of operations.

(d)	Concentrations

The Company’s customers are mainly international shipping lines, which transport goods on international trade routes. Once the containers are on-hire with a lessee, the Company does not track their location. The domicile of the lessee is not indicative of where the lessee is transporting the containers. The Company’s business risk in its foreign concentrations lies with the creditworthiness of the lessees rather than the geographic location of the containers or the domicile of the lessees.

Except for the lessees noted in the tables below, no other single lessee made up greater than 10% of the Company’s lease rental income from its owned fleet for the three and nine months ended September 30, 2020 and 2019 and more than 10% of the Company’s gross accounts receivable from its owned fleet as of September 30, 2020 and December 31, 2019:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
Lease Rental Income - owned fleet	2020	2019	2020	2019
Customer A	18.6%	15.9%	17.7%	15.0%
Customer B	12.5%	13.2%	13.0%	13.3%

Gross Accounts Receivable- owned fleet	September 30, 2020	December 31, 2019
Customer A	22.7%	17.1%
Customer B	13.2%	11.2%

Total fleet lease rental income, as reported in the condensed consolidated statements of operations, comprises revenue earned from leases on containers in the Company’s total fleet, including revenue earned from leases on containers in its managed fleet. Except for the lessees noted in the table below, no other single lessee accounted for more than 10% of the Company’s total fleet lease rental income for the three and nine months ended September 30, 2020 and 2019. No other single lessee that accounted for more than 10% of the Company’s gross accounts receivable from its total fleet as of September 30, 2020 and December 31, 2019.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
Lease Rental Income - total fleet	2020	2019	2020	2019
Customer A	18.0%	15.1%	17.1%	14.5%
Customer B	12.7%	13.5%	13.6%	13.4%

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

Gross Accounts Receivable- total fleet	September 30, 2020	December 31, 2019
Customer A	25.6%	16.6%
Customer B	11.1%	12.0%

(e)   Net Income Attributable to Textainer Group Holdings Limited Common Shareholders Per Common Share

Basic earnings per share (“EPS”) is computed by dividing net income attributable to Textainer Group Holdings Limited common shareholders by the weighted average number of shares outstanding during the applicable period. Diluted EPS reflects the potential dilution that could occur if all outstanding share options were exercised for, and all outstanding restricted share units were converted into, common shares. A reconciliation of the numerator and denominator of basic EPS with that of diluted EPS is reported as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
Share amounts in thousands	2020	2019	2020	2019
Numerator:
Net income attributable to Textainer Group Holdings Limited common shareholders	$16,952	$10,578	$28,562	$27,942
Denominator:
Weighted average common shares outstanding - basic	52,514	57,503	54,221	57,493
Dilutive share options and restricted share units	199	95	96	93
Weighted average common shares outstanding - diluted	52,713	57,598	54,317	57,586
Net income attributable to Textainer Group Holdings Limited common shareholders per common share
Basic	$0.32	$0.18	$0.53	$0.49
Diluted	$0.32	$0.18	$0.53	$0.49

Share options and restricted share units excluded from the computation of diluted EPS because they were anti-dilutive	1,553	1,783	2,009	1,801

(f)	Fair Value Measurements

The Company’s financial instruments include cash and cash equivalents; restricted cash; accounts receivable and payable; container leaseback financing receivable; net investment in finance leases; due from affiliates, net; container contracts payable; due to container investors, net; debt and derivative instruments. See Note 2 (c) “Containers” and Note 2 (g) “Derivative Instruments and Hedging” for further discussions on fair value of containers held for sale and fair value of derivative instruments, respectively.

At September 30, 2020 and December 31, 2019, the fair value of the Company’s financial instruments approximated the related book value of such instruments except that, the fair value of net investment in finance leases (including the short-term balance) was approximately $614,665 and $299,275 at September 30, 2020 and December 31, 2019, respectively, compared to book values of $614,912 and $295,303 at September 30, 2020 and December 31, 2019, respectively. The fair value of container leaseback financing receivable (including the short-term balance) was approximately $279,623 and $267,551 at September 30, 2020 and December 31, 2019, respectively, compared to book values of $279,406 and $271,658 at September 30, 2020 and December 31, 2019, respectively. The fair value of long-term debt (including current maturities) based on the borrowing rates available to the Company was approximately $3,725,173 and $3,798,683 at September 30, 2020 and December 31, 2019, respectively, compared to book values of $3,721,289 and $3,797,729 at September 30, 2020 and December 31, 2019, respectively.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(g)	Derivative Instruments and Hedging

The Company has entered into various interest rate swap and cap agreements to mitigate its exposure associated with its variable rate debt. The Company has utilized the income approach to measure at each balance sheet date the fair value of its derivative instruments using observable (Level 2) market inputs. The valuation also reflects the credit standing of the Company and the counterparties to the derivative agreements. The credit valuation adjustment was determined to be $369 and $167 (both were additions to the net fair value) as of September 30, 2020 and December 31, 2019, respectively. See Note 9 “Debt and Derivative Instruments” for further discussions.

Derivative instruments are designated or non-designated for hedge accounting purposes. The fair value of the derivative instruments is reflected on a gross basis on the condensed consolidated balance sheets as of September 30, 2020 and December 31, 2019:

	September 30, 2020	December 31, 2019
Assets
Interest rate swaps - not designated as hedges	$—	$135
Total	$—	$135
Liabilities
Interest rate swaps - designated as hedges	$11,552	$117
Interest rate swaps - not designated as hedges	22,960	13,661
Total	$34,512	$13,778

Designated Derivative Instruments

As of September 30, 2020 and December 31, 2019, the Company has designated interest rate swap agreements for a total notional amount of $775,000 and $110,000, respectively, as a cash flow hedge for accounting purposes. The change in fair value of cash flow hedging instruments during the three and nine months ended September 30, 2020 of $158 pre-tax income and $13,093 pre-tax loss, respectively, were recorded on the condensed consolidated balance sheets in “accumulated other comprehensive loss” and pre-tax losses of $1,130 and $1,658 during the three and nine months ended September 30, 2020, respectively, were reclassified to “interest expense, net” when realized. As of September 30, 2019, none of the derivative instruments were designated by the Company for hedge accounting.

Non-Designated Derivative Instruments

As of September 30, 2020 and December 31, 2019, the Company has non-designated interest rate swap and cap agreements for a total notional amount of $572,750 and $920,500, respectively. The fair value of the non-designated derivative instruments is measured at each balance sheet date and the change in fair value during the three and nine months ended September 30, 2020 of $4,161 and $(9,434), respectively, and change in fair value during the three and nine months ended September 30, 2019 of $(2,478) and $(18,315), respectively, were recorded in the condensed consolidated statements of operations as “unrealized gain (loss) on derivative instruments, net.” The differentials between the fixed and variable rate payments under these agreements are recognized in “realized (loss) gain on derivative instruments, net” in the condensed consolidated statements of operations when realized.

(h)	Revenue Recognition

The components of the Company’s revenue as reported in the condensed consolidated statements of operations and in Note 10 “Segment Information” are as follows:

Lease Rental Income

Lease rental income arises principally from leasing containers to various international shipping lines and includes all rental charges billed to the lessees. Lease rental income - owned fleet comprises rental income for the container fleet owned by the Company. Lease rental income - managed fleet comprises rental income for the container fleet owned by the Container Investors. For lease accounting purposes, the management agreements with these Container Investors are deemed to convey to the Company the right to control the use of the managed containers and are therefore accounted for as “lease rental income - managed fleet” as reported in the condensed consolidated statements of operations (see Note 4 “Managed Container Fleet” for further information).

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

Revenue is earned and recognized evenly over the period that the equipment is on lease. Where minimum lease payments vary over the lease term, revenue is recognized on a straight-line basis over the term of the lease. Interest income from finance leases and sales-type leaseback transactions that are accounted for as financing transactions are recognized using the effective interest method, which generates a constant rate of interest over the period of the transaction.

Management Fees - Non-leasing

Under the Company’s management service agreements with Container Investors, fees are earned for the acquisition and sale of containers under management. Acquisition fees from purchases of containers for managed fleet are deferred and recognized as earned on a straight-line basis over the deemed lease term.

Trading Container Margin

The Company’s trading container sales proceeds arise from the resale of new and used containers to a wide variety of buyers. The related expenses represent the cost of trading containers sold as well as other selling costs that are recognized as incurred. Revenue is recorded when control of the containers is transferred to the customer, which typically occurs upon delivery to, or pick-up by, the customer and when collectability is reasonably assured.

Gain on Sale of Owned Fleet Containers, Net

The Company also generally sells containers at the end of their useful lives or when it is financially attractive to do so. The gain on sale of owned fleet containers is the excess of the sale price over the carrying value for these units at the time of sale. Revenue is recorded when control of the containers is transferred to the customer, which typically occurs upon delivery to, or pick-up by, the customer and when collectability is reasonably assured.

Gain on sale of owned fleet containers, net, also includes gains (losses) recognized at the inception of sales-type leases of our owned fleet, representing the excess (deficiency) of the estimated fair value of containers placed on sales-type leases over (below) their book value.

For further discussion on the Company’s revenue recognition accounting policy, please refer to Note 1 “Nature of Business and Summary of Significant Accounting Polices” in Item 18, “Financial Statements” in our 2019 Form 20-F.

(i)	Allowance for Credit Losses

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2016-13, Financial Instruments – Credit Losses (Topic 326) (“ASU 2016-13”), which replaces the incurred loss impairment methodology with a methodology that reflects expected credit losses over the life of the Company’s net investments in finance leases and container leaseback financing receivable. Operating lease receivables are accounted for under Topic 842, Leases and are not within the scope of Topic 326. The guidance requires the measurement of expected credit losses using a forward-looking approach based on relevant information from past events, current conditions, and reasonable and supportable forecasts that affect collectability.

The Company adopted ASU 2016-13 and all related amendments on the effective date of January 1, 2020 using the modified retrospective method by recognizing the cumulative effect adjustment to the opening balance of retained earnings at the adoption date. Periods prior to the adoption date that are presented for comparative purposes are not adjusted. As a result of the adoption of ASU 2016-13, the Company recognized a beginning balance transition adjustment to the allowance for credit losses on January 1, 2020 of $892, with a cumulative effect adjustment to the opening balance of retained earnings in the condensed consolidated balance sheet and condensed consolidated statement of stockholder’s equity as of September 30, 2020.

Accounts receivable, net investment in finance leases and container leaseback financing receivable are stated at amortized cost net of allowance for credit losses. The Company maintains allowances for credit losses resulting from the inability of its lessees to make required payments under operating leases, finance leases and container leaseback financing

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

receivable. Changes in economic conditions or other events may necessitate additions or deductions to the allowance for credit losses (see Note 7 “Allowance for Credit Losses” for further information).

(j)	Recently Issued Accounting Standards

In August 2018, the FASB issued Accounting Standards Update No. 2018-15, Intangibles - Goodwill and Other (Topic 350) - Internal-Use Software: Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (“ASU 2018-15”). The amendments in the update align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The amendments are effective for fiscal years beginning after December 15, 2019 and may be applied either retrospectively or prospectively to all implementation costs incurred after the adoption date. The Company adopted ASU 2018-15 on January 1, 2020 using the prospective transition approach and the implementation costs that were capitalized for the nine months ended September 30, 2020 amounted to $1,758 were included in “prepayments and other assets” in the Company’s condensed consolidated balance sheet.

In March 2020, the FASB issued Accounting Standards Update No. 2020-04, Reference Rate Reform (“Topic 848”): Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-04”). The amendments provide optional guidance for a limited time to ease the potential burden in accounting for reference rate reform. The new guidance provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships and other transactions affected by the reference rate reform if certain criteria are met, that reference LIBOR or another rate that is expected to be discontinued due to reference rate reform. The amendments in ASU 2020-04 are effective immediately and may be applied prospectively to contract modifications made and hedging relationships entered into or evaluated on or before December 31, 2022. The Company will continue its review of the debt and derivative agreements during the transition period until the LIBOR cessation by the end of 2021. The Company expects the adoption of this guidance will not have a material impact on the Company’s condensed consolidated financial statements.

On April 10, 2020, the FASB issued a question-and-answer document regarding accounting for lease concessions and other effects of the coronavirus disease pandemic (“COVID-19”). The document clarifies that entities may elect to not evaluate whether lease-related relief that lessors provide to mitigate the economic effects of COVID-19 on lessees is a lease modification under Leases ASC 842. Instead, an entity that elects not to evaluate whether a concession is a modification can then elect whether to apply the modification guidance (i.e. assume the relief was always contemplated by the contract or assume the relief was not contemplated by the contract). Both lessees and lessors may make this election only when concessions related to the effects of COVID-19 do not result in a substantial increase in the rights of the lessor or the obligations of the lessee. Upon issuance of this document, the Company made the election to apply the practical expedient method to account for any concessions as if they were contemplated as part of our existing leases and will apply this election consistently for all leases. There were no concessions related to the COVID-19 that were granted (as a lessor) or received (as a lessee) as of September 30, 2020.

(k)	Reclassifications and Changes in Presentation

Certain prior period amounts for the three and nine months ended September 30, 2019 have been reclassified to conform with the 2020 presentation and to the 2019 Form 20-F. Amounts of rental income from trading containers that were on lease were reclassified out of the line item “trading container sales proceeds” and included within the line item “lease rental income – owned fleet” in the condensed consolidated statements of operations to appropriately reflect the nature of the revenue, which represents an immaterial reclassification in the previously reported amounts. The change in the presentation has no impact on “net income.”

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

  (3)   Insurance Receivable and Impairment

During the second quarter of 2019, one of the Company’s customers became insolvent and the total net book value of its owned containers leased to this insolvent customer was $63,120. The Company maintains insurance that covers a portion of the exposure related to the value of containers that are unlikely to be recovered from this customer, the cost to recover containers and up to 183 days of lost lease rental income. Based on prior recovery experience, the Company estimated that containers with a book value of $9,468 would not be recovered from this insolvent customer. Accordingly, the Company recorded impairment charges of $9,059 included in “container lessee default (recovery) expense, net” as of December 31, 2019. The Company also recorded bad debt expense of $2,921 in 2019 to fully reserve for this insolvent customer’s outstanding accounts receivable. For the three and nine months ended September 30, 2020, the Company received $627 and $3,078, respectively, of cash collection from this insolvent customer for previously reserved outstanding accounts receivable. Container recovery costs of $70 and $285 were recorded in insurance receivable for the three and nine months ended September 30, 2020. An insurance receivable of $2,077 and $1,792, net of insurance deductible was recorded in the “prepaid expenses and other current assets” in the condensed consolidated balance sheets as of September 30, 2020 and December 31, 2019, respectively. As of September 30, 2020, the Company had not yet submitted a final insurance claim which is pending the results of its review of the insolvent customer’s restructuring plan once approved by the bankruptcy court. The restructuring plan was approved by the bankruptcy court on November 4, 2020 and is undergoing interpretation and subsequent review by the Company.

In the third quarter of 2016, one of the Company’s customers filed for bankruptcy. The Company entered into a final agreement with its insurers on December 31, 2018 and remaining insurance proceeds totaling $9,814 for the Company’s owned fleet were received during the first quarter of 2019. The Company recorded a $14,881 gain on insurance recovery and legal settlement on a net cash distribution from the bankruptcy estate for its owned fleet during the fourth quarter of 2019. As of September 30, 2020 and December 31, 2019, there was no insurance receivable for the Company’s owned fleet related to this bankrupt customer.

(4)    Managed Container Fleet

Lease rental income and expenses from the managed fleet owned by Container Investors are reported on a gross basis. Lease rental income – managed fleet represents rental charges billed to the ultimate lessee for the managed fleet, including charges for handling fees, drop-off charges, pick-up charges, and charges for a damage protection plan that is set forth in the leases.

Management fees from non-leasing services are earned for acquiring new managed containers and sales commissions are earned from sales of the managed containers on behalf of the Container Investors, which are generally calculated as a fixed percentage of the cost of the managed containers purchased and the proceeds from the sale of the managed containers, respectively. Acquisition fees from purchases of containers for the managed fleet are deferred and recognized as earned on a straight-line basis over the deemed lease term. As of September 30, 2020 and December 31, 2019, deferred revenue from acquisition fees amounted to $1,109 and $3,109, respectively, which were reported as “other liabilities” in the condensed consolidated balance sheets.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

Containers - December 31, 2018 and Prior

Distribution expense to managed fleet container investors represents direct container expenses of the managed containers and the amounts distributed to the Container Investors, reduced by associated lease management fees earned and retained by the Company.

Managed containers in the Company’s managed fleet on or before December 31, 2018 are not included in the Company’s container leasing equipment in the Company’s condensed consolidated balance sheet as of September 30, 2020 and December 31, 2019.

Container Purchases On or After January 1, 2019

Distribution expense to managed fleet container investors represents direct container expenses of the managed containers.

From an accounting perspective, in accordance with Topic 842 which is effective January 1, 2019 for the Company and under the above management arrangements, the Company is deemed to control the containers owned by the Container Investors before they are leased out. Furthermore, the deemed leaseback is considered a sales-type lease under Topic 842, with the Company as lessee and the Container Investors as lessors.

For accounting purposes, the Company is deemed to own the managed containers purchased by the Company on or after January 1, 2019 for and on behalf of Container Investors, notwithstanding the contractual management relationship which the Company has with the Container Investors. Accordingly, such managed containers are included in the Company’s container leasing equipment in the Company’s condensed consolidated balance sheet as of September 30, 2020 and December 31, 2019 and depreciated using the straight-line method over their estimated useful lives to an estimated dollar residual value per the Company’s depreciation policy (see Note 2 (c) “Accounting Policies and Recent Accounting Pronouncements – Containers”). The purchase consideration paid by the Container Investors for such containers is reported as a deemed financial liability of the Company. Subsequent net operating income distributions made by the Company to the Container Investors are recorded as a reduction to the financial liability and as interest expense using the effective interest method. The net book value for these managed containers and the associated financial liability will reduce over time and will be removed upon container sale, irrespective of the amount realized in such sale.

In June 2020, the Company paid $12,515 in cash to purchase the previously managed containers from a Container Investor which resulted in the extinguishment of the deemed financial liability. As a result of the settlement of the container leaseback financial liability, the management agreement between the Company and the Container Investor was terminated.

  As of September 30, 2020 and December 31, 2019, the Company’s deemed container leaseback financial liability to the Container Investors amounted to $4,855, and $17,449, respectively, which were reported as "other liabilities” in the condensed consolidated balance sheet.

The Company’s container leasing equipment includes such managed containers in the condensed consolidated balance sheet as of September 30, 2020 and December 31, 2019, which consisted of the following:

	September 30, 2020			December 31, 2019
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Containers - owned fleet	$5,665,640	$(1,566,568)	$4,099,072	$5,582,986	$(1,442,986)	$4,140,000
Containers - managed fleet	3,945	(226)	3,719	16,332	(181)	16,151
Total containers	$5,669,585	$(1,566,794)	$4,102,791	$5,599,318	$(1,443,167)	$4,156,151

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

Total management fee income from the managed fleet, including management fees earned from acquisition fees and sales commissions during the three and nine months ended September 30, 2020 and 2019 were as follows (see Note 5 “Transactions with Affiliates and Container Investors”):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Lease rental income - managed fleet	$15,543	$25,293	$47,075	$77,650
Less: distribution expense to managed fleet container investors	(14,364)	(23,318)	(43,219)	(71,535)
Less: depreciation and interest expense on managed containers purchased on or after January 1, 2019	(106)	(123)	(625)	(247)
Management fees from leasing	1,073	1,852	3,231	5,868
Management fees from non-leasing services	1,696	1,582	3,724	5,823
Total management fees	$2,769	$3,434	$6,955	$11,691

The Company’s condensed consolidated balance sheets also include the accounts receivable from the lessees of the managed fleet which are uncollected lease billings related to the containers managed by the Company for the Container Investors. Amounts billed under leases for the managed fleet (“sub-leases”) are recorded in accounts receivable with a corresponding credit to due to Container Investors. As sub-lessor, accounts receivable from the managed fleet represent receivables from lessees that the Company is required to remit, in terms of the management agreements, to the Container Investors once paid. The Company’s condensed consolidated balance sheets also include the prepaid expenses, accounts payable and accrued expenses and container contracts payable related to the containers managed by the Company for the Container Investors.

The following table provides a reconciliation of the balance sheet accounts from the managed fleet to the total amount as of September 30, 2020 and December 31, 2019 in the condensed consolidated balance sheets (also, see Note 5 “Transactions with Affiliates and Container Investors”):

	September 30, 2020	December 31, 2019
Accounts receivable - owned fleet	$90,190	$96,158
Accounts receivable - managed fleet	11,581	13,226
Total accounts receivable	$101,771	$109,384

Prepaid expenses and other current assets - owned fleet	$11,608	$14,627
Prepaid expenses and other current assets - managed fleet	38	189
Total prepaid expenses and other current assets	$11,646	$14,816

Accounts payable and accrued expenses - owned fleet	$25,601	$21,451
Accounts payable and accrued expenses - managed fleet	2,116	1,953
Total accounts payable and accrued expenses	$27,717	$23,404

Container contracts payable - owned fleet	$325,897	$9,394
Container contracts payable - managed fleet	—	—
Total container contracts payable	$325,897	$9,394

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(5)	Transactions with Affiliates and Container Investors

Due from affiliates, net of $2,098 and $1,880, as of September 30, 2020 and December 31, 2019, respectively, represents lease rentals on tank containers collected on behalf of and payable to the Company from the Company’s tank container manager, net of direct container expenses and management fees.

Total management fees earned from the Company’s managed fleet, including acquisition fees and sales commissions for the three and nine months ended September 30, 2020 and 2019 were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Fees from affiliated Container Investors	$—	$800	$—	$2,662
Fees from unaffiliated Container Investors	2,769	2,634	6,955	8,691
Fees from Container Investors	2,769	3,434	6,955	11,353
Other fees	—	—	—	338
Total management fees	$2,769	$3,434	$6,955	$11,691

The following table provides a summary of due to container investors, net at September 30, 2020 and December 31, 2019:

	September 30, 2020	December 31, 2019
Accounts receivable - managed fleet	$11,581	$13,226
Prepaid expenses and other current assets - managed fleet	38	189
Accounts payable and accrued expenses - managed fleet	(2,116)	(1,953)
	9,503	11,462
Distributions due to container investors on lease rentals collected, net of container expenses paid and management fees	8,998	10,516
Due to container investors, net	$18,501	$21,978

There is no due to affiliated Container Investor as of September 30, 2020 and December 31, 2019.

(6)	Leases

(a)	Lessor

The Company’s lease rental income for the three and nine months ended September 30, 2020 and 2019 were as follows:

	Three Months Ended September 30,
	2020			2019
	Owned	Managed	Total	Owned	Managed	Total
Lease rental income - operating leases	$115,774	$14,362	$130,136	$115,650	$24,153	$139,803
Interest income on net investment in finance leases	7,881	—	7,881	4,250	—	4,250
Interest income on container leaseback financing receivable	4,188	—	4,188	3,954	—	3,954
Variable lease revenue	5,744	1,181	6,925	6,701	1,140	7,841
Total lease rental income	$133,587	$15,543	$149,130	$130,555	$25,293	$155,848

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Nine Months Ended September 30,
	2020			2019
	Owned	Managed	Total	Owned	Managed	Total
Lease rental income - operating leases	$344,373	$43,759	$388,132	$352,558	$73,739	$426,297
Interest income on net investment in finance leases	18,839	—	18,839	10,712	—	10,712
Interest income on container leaseback financing receivable	12,263	—	12,263	6,299	—	6,299
Variable lease revenue	16,832	3,316	20,148	20,986	3,911	24,897
Total lease rental income	$392,307	$47,075	$439,382	$390,555	$77,650	$468,205

Variable lease revenue includes other charges set forth in the leases, such as handling fees, pick-up and drop-off charges and charges for damage protection plan.

For finance leases, the net selling gain (loss) recognized at lease commencement, representing the difference between the estimated fair value of containers placed on these leases and their net book value, in the amount of $33 and $(661) for the three months ended September 30, 2020 and 2019, respectively, and $47 and $(982) for the nine months ended September 30, 2020 and 2019, respectively, are included in “gain on sale of owned fleet containers, net” in the condensed consolidated statements of operations.

Operating Leases

The following is a schedule, by year, of future minimum lease payments receivable under the long-term leases for the owned and managed container fleet as of September 30, 2020:

	Owned	Managed	Total
Twelve months ending September 30:
2021	$310,744	$29,605	$340,349
2022	245,797	15,294	261,091
2023	207,357	10,282	217,639
2024	150,845	7,604	158,449
2025 and thereafter	213,417	15,305	228,722
Total future minimum lease payments receivable	$1,128,160	$78,090	$1,206,250

Net Investment in Finance Leases

The following table represents the components of the net investment in finance leases, which are reported in the Company’s condensed consolidated balance sheets as of September 30, 2020 and December 31, 2019:

	September 30, 2020	December 31, 2019
Future minimum lease payments receivable	$855,158	$385,589
Residual value of containers	11,097	11,143
Less: unearned income	(250,007)	(101,429)
Net investment in finance leases (1)	$616,248	$295,303
Less: Allowance for credit losses	(1,336)	—
Net investment in finance leases, net	$614,912	$295,303
Amounts due within one year	$59,485	$40,940
Amounts due beyond one year	555,427	254,363
Net investment in finance leases, net	$614,912	$295,303

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(1) As of September 30, 2020, two major customers represented 73.6% and 9.5% of the Company’s finance leases portfolio. As of December 31, 2019, two major customers represented 44.3% and 16.1% of the Company’s finance leases portfolio. No other customer represented more than 10% of the Company’s finance leases portfolio as of September 30, 2020 and December 31, 2019.

Container Leaseback Financing Receivable

The Company’s container leaseback financing receivable pertains to containers purchased that were leased back to the seller-lessees through a sales-type leaseback arrangement. Under the provisions of Topic 842, these transactions from an accounting perspective are accounted for as financing transactions.

The components of the container leaseback financing receivable, which are reported in the Company’s condensed consolidated balance sheets as of September 30, 2020 and December 31, 2019 were as follows:

	September 30, 2020	December 31, 2019
Future minimum payments receivable	$384,648	$377,917
Less: unearned income	(104,770)	(106,259)
Container leaseback financing receivable (1)	279,878	$271,658
Less: Allowance for credit losses	(472)	—
Container leaseback financing receivable, net	$279,406	$271,658
Amounts due within one year	22,412	20,547
Amounts due beyond one year	256,994	251,111
Container leaseback financing receivable, net	$279,406	$271,658

(1) As of September 30, 2020, two customers represented 85.8% and 14.2% of the Company’s container leaseback financing receivable portfolio. As of December 31, 2019, two customers represented 82.9% and 17.1% of the Company’s container leaseback financing receivable portfolio.

The following is a schedule, by year, of future minimum payments receivable under the net investment in finance leases and container leaseback financing receivable as of September 30, 2020:

Twelve months ending September 30:	Net Investment in Finance Leases	Container Leaseback Financing Receivable	Total
2021	$95,110	$38,453	$133,563
2022	83,662	38,453	122,115
2023	70,953	38,453	109,406
2024	65,660	37,027	102,687
2025 and thereafter	539,773	232,262	772,035
Total future minimum lease payments receivable	$855,158	$384,648	$1,239,806

See Note 2 (h) “Accounting Policies and Recent Accounting Pronouncements – Revenue Recognition”, Note 2 (i) “Accounting Policies and Recent Accounting Pronouncements – Allowance for Credit Losses”, Note 4 “Managed Container Fleet” and Note 7 “Allowance for Credit Losses” for further information.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(b)	Lessee

Right-of-use (“ROU”) lease assets and lease liability are recognized for the Company’s office space leases at the commencement date based on the present value of lease payments over the lease term. As of September 30, 2020 and December 31, 2019, ROU operating lease assets amounted to $10,673 and $11,276, respectively, which were reported in “other assets” in the condensed consolidated balance sheets.

As of September 30, 2020 and December 31, 2019, total lease liabilities amounted to $12,965 and $13,736, respectively, of which amounts due within one year of $1,698 and $1,706 were reported in “other liabilities – current.” As of September 30, 2020 and December 31, 2019, long-term lease obligations that are due beyond one year of $11,267 and $12,030, respectively, were reported in “other liabilities – non-current” in the condensed consolidated balance sheets.

Operating lease expense is recognized on a straight-line basis over the lease term and is reported in “general and administrative expense” in the condensed consolidated statements of operations. Other information related to the Company's operating leases are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Operating lease cost	$527	$519	$1,577	$1,562
Short-term and variable lease cost	31	35	95	115
Total rent expense	$558	$554	$1,672	$1,677

Cash paid for amounts included in the measurement of lease liabilities	$595	$533	$1,739	$1,581

	September 30, 2020	December 31, 2019
Weighted-average remaining lease term	4.9 years	5.4 years
Weighted-average discount rate	4.63%	4.17%

Future minimum lease payment obligations under the Company’s noncancelable operating leases at September 30, 2020 were as follows:

Operating Leases
Twelve months ending September 30:
2021	$2,195
2022	2,241
2023	2,288
2024	2,324
2025 and thereafter	5,770
Total minimum lease payments	14,818
Less imputed interest	(1,853)
Total present value of operating lease liabilities	$12,965

(7)	Allowance for Credit Losses

The Company’s allowance for credit losses are estimated based on historical losses, current economic conditions, and ongoing review of the credit worthiness, but not limited to, each lessee’s payment history, lessee credit ratings, management’s current assessment of each lessee’s financial condition and the recoverability. The Company considers an account past due when a payment has not been received in accordance with the terms of the lease agreement, and if the financial condition of the

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

Company’s lessees deteriorates resulting in an impairment of their ability to make payments, additional allowances may be required.

Accounts Receivable

The Company maintains allowances, if necessary, for doubtful accounts against accounts receivables resulting from the inability of its lessees to make required payments related to billed amounts under the operating leases, finance leases and container leaseback financing receivable. The allowance for credit losses included in accounts receivable, net, amounted to $4,692 and $6,299 as of September 30, 2020 and December 31, 2019, respectively.

As of September 30, 2020 and December 31, 2019, the Company does not have an allowance for credit losses related to the billed amounts under the container leaseback financing receivable and does not have any past due balances relating to such transactions. As of September 30, 2020 and December 31, 2019, the allowance for credit losses related to the billed amounts under the finance leases and included in accounts receivable, net, amounted to $719 and $675, respectively.

Net Investment in Finance Leases and Container Leaseback Financing Receivable

On January 1, 2020, the Company adopted ASU 2016-13 by estimating current expected credit losses (“CECL”) over the contractual lease term of the finance leases and container leaseback financing receivable (see Note 2 (i) “Accounting Policies and Recent Accounting Pronouncements” for further information.) ASU 2016-13 requires that an allowance for credit loss is recognized to reflect the risk of credit loss even when risk is remote.

The Company maintains allowances for credit losses against net investment in finance leases and container leaseback financing receivable related to unbilled amounts under the finance leases and the sales-type leaseback arrangements accounted for as financing receivable. The allowance for credit losses related to unbilled amounts under finance leases and included in net investment in finance leases, net, amounted to $1,336 as of September 30, 2020. The allowance for credit losses related to unbilled amounts under the financing arrangements and included in container leaseback financing receivable, net, amounted to $472 as of September 30, 2020.

The Company estimates its potential future expected credit losses based on historical losses from lessee defaults, current economic conditions and reasonable and supportable forecasts that may affect the collectability of the reported amount. The Company evaluates its exposure by portfolio with similar risk characteristics based on the credit worthiness, external credit data and overall credit quality of its lessees.

The Company’s internal risk rating categories are “Tier 1” for the lowest level of risk which are typically the large international shipping lines with strong financial and asset base; “Tier 2” for moderate level of risk which includes lessees which are well-established in the market; and “Tier 3” for the highest level of risk which includes smaller shipping lines or lessees that exhibit high volatility in payments on a regular basis.

As of September 30, 2020, the Company’s net investment in finance leases and container leaseback financing receivable are primarily comprised of the largest shipping lines which represented 82.9% and 85.8%, respectively, of the Company’s portfolio.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

The following table presents the net investment in finance leases and container leaseback financing receivable by internal credit rating category and year of origination as of September 30, 2020:

	Nine Months Ended September 30, 2020	2019	2018	2017	2016	Prior	Total
Tier 1	$313,888	$112,674	$36,137	$7,665	$—	$40,754	$511,118
Tier 2	21,955	37,926	21,771	64	5,687	4,350	91,753
Tier 3	2,459	7,430	1,277	11	1,178	1,022	13,377
Net investment in finance leases	$338,302	$158,030	$59,185	$7,740	$6,865	$46,126	$616,248

Tier 1	$23,621	$216,414	$—	$—	$—	$—	$240,035
Tier 2	—	39,843	—	—	—	—	39,843
Tier 3	—	—	—	—	—	—	—
Container leaseback financing receivable	$23,621	$256,257	$—	$—	$—	$—	$279,878

Subsequent changes in the estimated allowance for credit losses are recognized in “bad debt expense, net” in the condensed consolidated statements of operations. Subsequent changes in the estimated allowance for credit losses relating to the accounts receivable from managed container fleet are recognized in “distribution expense to managed fleet container investors” in the condensed consolidated statements of operations (See Note 4 “Managed Container Fleet” for further information). The changes in the carrying amount of the allowance for credit losses during the nine months ended September 30, 2020 are as follows:

	Accounts Receivable	Net Investment in Finance Leases	Container Leaseback Financing Receivable	Total Allowance for Credit Losses
Balance as of December 31, 2019	$6,299	$—	$—	$6,299
Impact of adopting ASU 2016-13 on January 1, 2020	—	636	256	892
Additions charged to expense (recovery), net	(1,386)	700	216	(470)
Write-offs	(221)	—	—	(221)
Balance as of September 30, 2020	$4,692	$1,336	$472	$6,500

(8)	Income Taxes

The Company’s effective income tax rates were -0.9% and 11.1% for the three months ended September 30, 2020 and 2019, respectively, and 0.3% and 5.1% for the nine months ended September 30, 2020 and 2019, respectively. The Company has computed its provision for income taxes based on the estimated annual effective income tax rate and is affected by recurring items, such as tax rates in foreign jurisdictions and the relative amounts of income the Company earns in those jurisdictions. It is also affected by the changes in discrete items that may occur in any given period. For the three months ended September 30, 2020, the Company was reflecting an income tax benefit, when it was reporting an income. This was due to lower forecasted U.S. activity coupled with an increase in forecasted annual earnings for 2020 compared to 2019.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(9)	Debt and Derivative Instruments

The following represents the Company’s debt obligations as of September 30, 2020 and December 31, 2019:

Secured Debt Facilities, Revolving Credit Facilities, Term Loan and Bonds Payable	September 30, 2020		December 31, 2019
	Outstanding	Average Interest	Outstanding	Average Interest	Final Maturity
TL Revolving Credit Facility	$1,017,001	1.65%	$1,280,037	3.29%	September 2023
TL 2019 Term Loan	150,722	3.50%	158,371	3.50%	December 2026
TMCL II Secured Debt Facility (1)	616,480	1.93%	689,658	3.49%	July 2026
TMCL VI Term Loan	231,329	4.30%	249,421	4.30%	February 2038
TMCL VII 2019-1 Bonds	307,124	4.02%	327,563	4.02%	April 2044
TMCL VII 2020-1 Bonds	441,221	3.07%	—	0.00%	August 2045
TMCL VII 2020-2 Bonds	600,782	2.26%	—	0.00%	September 2045
TMCL VII 2020-3 Bonds	219,101	2.15%	—	0.00%	September 2045
TAP Funding Revolving Credit Facility	137,529	2.13%	152,824	3.69%	December 2021
TMCL V 2017-1 Bonds	—	0.00%	316,395	3.91%	May 2042
TMCL V 2017-2 Bonds	—	0.00%	395,836	3.73%	June 2042
TMCL VII 2018-1 Bonds	—	0.00%	227,624	4.14%	July 2043
Total debt obligations	$3,721,289		$3,797,729
Amount due within one year	$240,144		$242,433
Amounts due beyond one year	$3,481,145		$3,555,296

(1)	Final maturity of the TMCL II Secured Debt Facility is based on the assumption that the facility will not be extended on its associated conversion date.

In July 2020, TL entered into an amendment of the TL Revolving Credit Facility and TL 2019 Term Loan which revised certain of the covenants and restrictions.

In August 2020, Textainer Marine Containers VII Limited (“TMCL VII”), a wholly-owned subsidiary of the Company, issued $380,800 of aggregate Class A and $69,200 of aggregate Class B Series 2020-1 Fixed Rate Asset Backed Notes (“the TMCL VII 2020-1 Bonds”) to qualified institutional investors pursuant to Rule 144A under the Securities Act and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The TMCL VII 2020-1 Bonds totaling $450,000 represent fully amortizing notes payable over an expected payment term of 8.8 years, but not to exceed a maximum payment term of 25 years. Under the terms of the TMCL VII 2020-1 Bonds, both principal and interest incurred are payable monthly. Proceeds from the TMCL VII 2020-1 Bonds were primarily used to pay off the TMCL V 2017-1 Bonds and pay down debt in our secured debt facility and revolving credit facility. The TMCL VII 2020-1 Bonds are secured by a pledge of TMCL VII’s assets.

In September 2020, TMCL VII issued $531,600 of aggregate Class A and $76,200 of aggregate Class B Series 2020-2 Fixed Rate Asset Backed Notes (“the TMCL VII 2020-2 Bonds”) to qualified institutional investors pursuant to Rule 144A under the Securities Act and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The TMCL VII 2020-2 Bonds totaling $607,800 represent fully amortizing notes payable over an expected payment term of 9.8 years, but not to exceed a maximum payment term of 25 years. Under the terms of the TMCL VII 2020-2 Bonds, both principal and interest incurred are payable monthly. Proceeds from the TMCL VII 2020-2 Bonds were primarily used to pay off the TMCL V 2017-2 Bonds and pay down debt in our secured debt facility and revolving credit facility. The TMCL VII 2020-2 Bonds are secured by a pledge of TMCL VII’s assets.

In September 2020, TMCL VII issued $213,000 of aggregate Class A and $8,000 of aggregate Class B Series 2020-3 Fixed Rate Asset Backed Notes (“the TMCL VII 2020-3 Bonds”) to qualified institutional investors pursuant to Rule 144A under the Securities Act and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The TMCL VII 2020-3 Bonds totaling $221,000 represent fully amortizing notes payable over an expected payment term of 7.5 years, but not

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

to exceed a maximum payment term of 25 years. Under the terms of the TMCL VII 2020-3 Bonds, both principal and interest incurred are payable monthly. Proceeds from the TMCL VII 2020-3 Bonds were primarily used to pay off the TMCL VII 2018-1 Bonds. The TMCL VII 2020-3 Bonds are secured by a pledge of TMCL VII’s assets.

The Company’s debt agreements contain various restrictive financial and other covenants, and the Company was in full compliance with these restrictive covenants at September 30, 2020.

The following is a schedule of future scheduled repayments, by year, and borrowing capacities, as of September 30, 2020:

	Twelve months ending September 30,						Available Borrowing,	Current and Available Borrowing,
	2021	2022	2023	2024	2025 and thereafter	Total Borrowing	as limited by the Borrowing Base	as limited by the Borrowing Base	Total Commitment
TL Revolving Credit Facility	$—	$—	$1,022,000	$—	$—	$1,022,000	$145,470	$1,167,470	$1,500,000
TL 2019 Term Loan	10,804	11,187	11,585	11,997	106,571	152,144	—	152,144	152,144
TMCL II Secured Debt Facility	42,762	56,155	52,986	52,986	415,041	619,930	7,932	627,862	1,200,000
TMCL VI Term Loan	26,721	25,206	25,206	25,206	130,601	232,940	—	232,940	232,940
TMCL VII 2019-1 Bonds (2)	28,000	28,000	28,000	28,000	198,333	310,333	—	310,333	310,333
TMCL VII 2020-1 Bonds (2)	51,486	55,425	57,028	57,197	225,079	446,215	—	446,215	446,215
TMCL VII 2020-2 Bonds (2)	57,759	65,504	65,128	68,104	351,304	607,799	—	607,799	607,799
TMCL VII 2020-3 Bonds (2)	20,111	20,111	20,111	20,111	140,556	221,000	—	221,000	221,000
TAP Funding Revolving Credit Facility	9,043	128,857	-	-	-	137,900	2,603	140,503	155,000
Total (3)	$246,686	$390,445	$1,282,044	$263,601	$1,567,485	$3,750,261	$156,005	$3,906,266	$4,825,431

(1)

TMCL V 2017-1 Bonds, TMCL V 2017-2 Bonds and TMCL VII 2018-1 Bonds were fully repaid by proceeds from the TMCL VII 2020-1 Bonds, TMCL VII 2020-2 Bonds and TMCL VII 2020-3 Bonds, respectively. During the three months ended September 30, 2020, the Company recognized write-offs of unamortized debt issuance costs and bond discounts amounted to $2,035, $2,518 and $4,075, related to the early redemption of TMCL V 2017-1 Bonds, TMCL V 2017-2 Bonds and TMCL VII 2018-1 Bonds, respectively.

(2)	Future scheduled payments for TMCL VII 2019-1 Bonds, TMCL VII 2020-1 Bonds, TMCL VII 2020-2 Bonds and TMCL VII 2020-3 Bonds exclude an unamortized discount of $86, $84, $166 and $87, respectively.
(3)	Future scheduled payments for all debts exclude unamortized prepaid debt issuance costs in an aggregate amount of $28,549.

For further discussion on the Company’s debt instruments, please refer to Item 18, “Financial Statements – Note 9” in our 2019 Form 20-F.

Derivative Instruments and Hedging Activities

The following is a summary of the Company’s derivative instruments as of September 30, 2020:

Notional
Derivative instruments	amount
Interest rate swap contracts with several banks, with fixed rates between 1.73% and 2.94% per annum, amortizing notional amounts, with termination dates through January 15, 2023, non-designated	$572,750
Interest rate swap contracts with several banks, with fixed rates between 0.17% and 1.58% per annum, amortizing notional amounts, with termination dates through April 30, 2027, designated	775,000
Total notional amount as of September 30, 2020	$1,347,750

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

The Company expects to reclassify an estimated net loss amount of $4,424 related to the designated interest rate swap agreements from “accumulated other comprehensive loss” in the condensed consolidated statements of shareholders’ equity to “interest expense” in the condensed consolidated statements of operations over the next twelve months. The following table summarizes the pre-tax impact of derivative instruments on the condensed consolidated statements of operations during the three and nine months ended September 30, 2020 and 2019:

		Three Months Ended September 30,		Nine Months Ended September 30,
Derivative instruments	Financial Statement Caption	2020	2019	2020	2019
Non-designated	Realized (loss) gain on derivative instruments, net	$(4,107)	$170	$(8,900)	$2,709
Non-designated	Unrealized gain (loss) on derivative instruments, net	$4,161	$(2,478)	$(9,434)	$(18,315)
Designated	Other comprehensive income (loss)	$158	$—	$(13,093)	$—
Designated	Interest expense	$(1,130)	$—	$(1,658)	$—

For further discussion on the Company’s derivative instruments, please refer to Item 18, “Financial Statements – Note 9” in our 2019 Form 20-F.

(10)	Segment Information

The Company operates in three reportable segments: Container Ownership, Container Management and Container Resale. The following tables show segment information for the three and nine months ended September 30, 2020 and 2019, reconciled to the Company’s income before income taxes and noncontrolling interests as shown in its condensed consolidated statements of operations:

	Container	Container	Container
Three Months Ended September 30, 2020	Ownership	Management	Resale	Other	Eliminations	Totals
Lease rental income - owned fleet	$133,413	$174	$-	$-	$-	$133,587
Lease rental income - managed fleet	-	15,543	-	-	-	15,543
Lease rental income	$133,413	$15,717	$-	$-	$-	$149,130
Management fees - non-leasing from external customers	$98	$72	$1,526	$-	$-	$1,696
Inter-segment management fees	$-	$15,204	$4,066	$-	$(19,270)	$-
Trading container margin	$-	$-	$934	$-	$-	$934
Gain on sale of owned fleet containers, net	$7,976	$-	$-	$-	$-	$7,976
Depreciation expense	$67,072	$219	$-	$-	$(1,917)	$65,374
Container lessee default expense, net	$76	$-	$-	$-	$-	$76
Interest expense	$29,079	$44	$-	$-	$-	$29,123
Write-off of unamortized deferred debt issuance costs and bond discounts	$8,628	$-	$-	$-	$-	$8,628
Realized loss on derivative instruments, net	$4,107	$-	$-	$-	$-	$4,107
Unrealized gain on derivative instruments, net	$4,161	$-	$-	$-	$-	$4,161
Segment income (loss) before income tax and noncontrolling interests	$8,550	$7,290	$5,389	$(1,016)	$(2,919)	$17,294
Total assets	$5,307,260	$163,306	$18,294	$26,154	$(101,663)	$5,413,351
Purchase of containers and fixed assets	$406,853	$48	$-	$-	$-	$406,901
Payments on container leaseback financing receivable	$14,170	$-	$-	$-	$-	$14,170

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Container	Container	Container
Nine Months Ended September 30, 2020	Ownership	Management	Resale	Other	Eliminations	Totals
Lease rental income - owned fleet	$391,561	$746	$-	$-	$-	$392,307
Lease rental income - managed fleet	-	47,075	-	-	-	47,075
Lease rental income	$391,561	$47,821	$-	$-	$-	$439,382
Management fees - non-leasing from external customers	$294	$62	$3,368	$-	$-	$3,724
Inter-segment management fees	$-	$37,101	$9,174	$-	$(46,275)	$-
Trading container margin	$-	$-	$2,154	$-	$-	$2,154
Gain on sale of owned fleet containers, net	$19,410	$-	$-	$-	$-	$19,410
Depreciation expense	$200,981	$729	$-	$-	$(5,654)	$196,056
Container lessee default recovery, net	$1,607	$-	$-	$-	$-	$1,607
Interest expense	$94,933	$324	$-	$-	$-	$95,257
Write-off of unamortized deferred debt issuance costs and bond discounts	$8,750	$-	$-	$-	$-	$8,750
Realized loss on derivative instruments, net	$8,900	$-	$-	$-	$-	$8,900
Unrealized loss on derivative instruments, net	$9,434	$-	$-	$-	$-	$9,434
Segment income (loss) before income tax and noncontrolling interests	$7,475	$14,220	$11,537	$(3,005)	$(1,503)	$28,724
Total assets	$5,307,260	$163,306	$18,294	$26,154	$(101,663)	$5,413,351
Purchase of containers and fixed assets	$586,970	$134	$-	$-	$-	$587,104
Payments on container leaseback financing receivable	$24,089	$-	$-	$-	$-	$24,089

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(1)

Container Ownership segment income (loss) before income tax and noncontrolling interests includes unrealized gain (loss) on derivative instruments, net of $4,161 and $(9,434) for the three and nine months ended September 30, 2020, respectively, and write-off of unamortized deferred debt issuance costs of $8,628 and $8,750 for the three and nine months ended September 30, 2020, respectively.

	Container	Container	Container
Three Months Ended September 30, 2019	Ownership	Management	Resale	Other	Eliminations	Totals
Lease rental income - owned fleet	$129,997	$558	$-	$-	$-	$130,555
Lease rental income - managed fleet	-	25,293	-	-	-	25,293
Lease rental income	$129,997	$25,851	$-	$-	$-	$155,848
Management fees - non-leasing from external customers	$53	$(33)	$1,562	$-	$-	$1,582
Inter-segment management fees	$-	$10,260	$3,606	$-	$(13,866)	$-
Trading container margin	$-	$-	$1,200	$-	$-	$1,200
Gain on sale of owned fleet containers, net	$6,092	$-	$-	$-	$-	$6,092
Depreciation expense	$69,311	$215	$-	$-	$(1,882)	$67,644
Container lessee default recovery, net	$184	$-	$-	$-	$-	$184
Interest expense	$39,891	$79	$-	$-	$-	$39,970
Realized gain on derivative instruments, net	$170	$-	$-	$-	$-	$170
Unrealized loss on derivative instruments, net	$2,478	$-	$-	$-	$-	$2,478
Segment income (loss) before income tax and noncontrolling interests	$1,223	$4,523	$5,391	$(1,026)	$1,768	$11,879
Total assets	$4,973,187	$202,367	$36,885	$7,654	$(87,800)	$5,132,293
Purchase of containers and fixed assets	$19,564	$1,990	$-	$-	$-	$21,554
Payments on container leaseback financing receivable	$42,864	$-	$-	$-	$-	$42,864

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Container	Container	Container
Nine Months Ended September 30, 2019	Ownership	Management	Resale	Other	Eliminations	Totals
Lease rental income - owned fleet	$389,312	$1,243	$-	$-	$-	$390,555
Lease rental income - managed fleet	-	77,650	-	-	-	77,650
Lease rental income	$389,312	$78,893	$-	$-	$-	$468,205
Management fees - non-leasing from external customers	$157	$1,358	$4,308	$-	$-	$5,823
Inter-segment management fees	$-	$38,245	$9,127	$-	$(47,372)	$-
Trading container margin	$-	$-	$5,404	$-	$-	$5,404
Gain on sale of owned fleet containers, net	$18,263	$-	$-	$-	$-	$18,263
Depreciation expense	$199,163	$589	$-	$-	$(5,509)	$194,243
Container lessee default expense, net	$7,718	$-	$-	$-	$-	$7,718
Interest expense	$115,541	$158	$-	$-	$-	$115,699
Realized gain on derivative instruments, net	$2,709	$-	$-	$-	$-	$2,709
Unrealized loss on derivative instruments, net	$18,315	$-	$-	$-	$-	$18,315
Segment (loss) income before income tax and noncontrolling interests	$(3,188)	$21,581	$15,517	$(2,906)	$(2,167)	$28,837
Total assets	$4,973,187	$202,367	$36,885	$7,654	$(87,800)	$5,132,293
Purchase of containers and fixed assets	$399,467	$13,933	$-	$-	$-	$413,400
Payments on container leaseback financing receivable	$271,976	$-	$-	$-	$-	$271,976

(1)    Container Ownership segment (loss) income before income tax and noncontrolling interests includes unrealized loss on derivative instruments, net of $2,478 and $18,315 for the three and nine months ended September 30, 2019, respectively.
(2)

Certain amounts for trading containers rental revenue for the three and nine months ended September 30, 2019 have been reclassified out of the line item “trading container margin” and included within “lease rental income - owned fleet” to appropriately reflect the nature of the revenue.

General and administrative expenses are allocated to the reportable business segments based on direct overhead costs incurred by those segments. Amounts reported in the “Other” column represent activity unrelated to the active reportable business segments. Amounts reported in the “Eliminations” column represent inter-segment management fees between the Container Management and Container Resale segments and the Container Ownership segment.

Geographic Segment Information

Substantially all of the Company’s leasing related revenue is denominated in U.S. dollars. As all of the Company’s containers are used internationally, where no single container is domiciled in one particular place for a prolonged period of time, all of the Company’s long-lived assets are considered to be international with no single country of use.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

The following table represents the geographic allocation of total fleet lease rental income and management fees from non-leasing services during the three and nine months ended September 30, 2020 and 2019 based on customers’ and Container Investors’ primary domicile, respectively:

	Three Months Ended September 30,				Nine Months Ended September 30,
	2020	Percent of Total	2019 (1)	Percent of Total	2020	Percent of Total	2019 (1)	Percent of Total
Lease rental income:
Asia	$75,045	50.3%	$82,699	53.0%	$220,439	50.1%	$250,595	53.5%
Europe	66,220	44.4%	64,914	41.7%	194,479	44.3%	191,066	40.8%
North / South America	7,359	4.9%	7,475	4.8%	22,652	5.2%	24,317	5.2%
All other international	506	0.4%	760	0.5%	1,812	0.4%	2,227	0.5%
	$149,130	100.0%	$155,848	100.0%	$439,382	100.0%	$468,205	100.0%
Management fees, non-leasing:
Bermuda	$893	52.7%	$910	57.5%	$1,974	53.0%	$3,396	58.4%
Europe	789	46.5%	595	37.6%	1,692	45.4%	1,795	30.8%
Asia	4	0.2%	8	0.5%	7	0.2%	16	0.3%
North / South America	2	0.1%	1	0.1%	0	—	340	5.8%
All other international	8	0.5%	68	4.3%	51	1.4%	276	4.7%
	$1,696	100.0%	$1,582	100.0%	$3,724	100.0%	$5,823	100.0%

(1)    Certain amounts for trading containers rental revenue for the three and nine months ended September 30, 2019 have been reclassified out of the line item “trading container margin” and included within “lease rental income - owned fleet” to appropriately reflect the nature of the revenue.

The following table represents the geographic allocation of trading container sales proceeds and gain on sale of owned fleet containers, net during the three and nine months ended September 30, 2020 and 2019 based on the location of sale:

	Three Months Ended September 30,				Nine Months Ended September 30,
	2020	Percent of Total	2019 (1)	Percent of Total	2020	Percent of Total	2019 (1)	Percent of Total
Trading container sales proceeds:
North / South America	$3,884	50.7%	$2,896	27.1%	$9,241	37.5%	$9,162	24.3%
Asia	2,975	38.9%	6,389	59.9%	12,948	52.5%	22,376	59.2%
Europe	796	10.4%	1,365	12.8%	2,469	10.0%	6,184	16.4%
All other international	—	—	19	0.2%	9	0.0%	53	0.1%
	$7,655	100.0%	$10,669	100.0%	$24,667	100.0%	$37,775	100.0%
Gain on sale of owned fleet containers, net:
Asia	$5,032	63.1%	$2,254	37.0%	$11,322	58.3%	$7,589	41.5%
Europe	1,493	18.7%	63	1.0%	3,714	19.1%	4,194	23.0%
North / South America	1,410	17.7%	2,887	47.4%	4,440	22.9%	5,439	29.8%
All other international	41	0.5%	888	14.6%	(66)	(0.3)%	1,041	5.7%
	$7,976	100.0%	$6,092	100.0%	$19,410	100.0%	$18,263	100.0%

(1)    Certain amounts for trading containers rental revenue for the three and nine months ended September 30, 2019 have been reclassified out of the line item “trading container margin” and included within “lease rental income - owned fleet” to appropriately reflect the nature of the revenue.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(11)	Commitments and Contingencies

(a) Restricted Cash

Restricted interest-bearing cash accounts were established by the Company as additional collateral for outstanding borrowings under certain of the Company’s debt facilities. The total balance of these restricted cash accounts was $78,712 and $97,353 as of September 30, 2020 and December 31, 2019, respectively.

(b)  Container Commitments

At September 30, 2020, the Company had commitments to purchase containers to be delivered subsequent to September 30, 2020 in the total amount of $507,830.

(c)   Distribution Expense to Managed Fleet Container Investors

The amounts distributed to the Container Investors are variable payments based upon the net operating income for each managed container (see Note 4 “Managed Container Fleet”). There are no future minimum lease payment obligations under the Company’s management agreements.

(12) Share Repurchase Program

In August 2019, the Company’s board of directors approved a share repurchase program of up to $25,000 of the Company’s common shares. Under the program, the Company may purchase its common shares from time to time in the open market, in privately negotiated transactions or such other manner as will comply with applicable laws and regulations. The authorization does not obligate us to acquire a specific number of shares during any period, but it may be modified, suspended or terminated at any time at the discretion of the Company’s board of directors. As of December 31, 2019, the Company repurchased 878,637 shares at an average price of $9.75 and for a total amount of $8,597, including commission paid.

In March 2020, the Company’s board of directors approved an amendment to the share repurchase program to increase from $25,000 to an aggregate of $50,000 of the Company’s common shares that may be repurchased under the program (including all common shares repurchased under the program prior to this amendment). In September 2020, the Company’s board of directors additionally approved an amendment to the share repurchase program to increase from $50,000 to an aggregate of $100,000 of the Company’s common shares that may be repurchased under the program (including all common shares repurchased under the program prior to this amendment), commencing in September 2019 up to and including September 1, 2022.

During the three months ended September 30, 2020, the Company repurchased 2,376,222 shares at an average price of $11.61 for a total amount of $27,697, including commissions paid. During the nine months ended September 30, 2020, the Company repurchased 5,957,459 shares at an average price of $9.49 for a total amount of $56,779, including commissions paid. As of September 30, 2020, approximately $34,885 remained available for repurchases under the share repurchase program.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our consolidated financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and notes thereto included in Item 1, “Condensed Consolidated Financial Statements (Unaudited)” of this Quarterly Report on Form 6-K, as well as our audited consolidated financial statements and notes thereto included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2019 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 30, 2020 (our “2019 Form 20-F”). In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results may differ materially from those contained in or implied by any forward-looking statements. See “Information Regarding Forward-Looking Statements; Cautionary Language.” Factors that could cause or contribute to these differences include those discussed below, the additional risk factor as set forth in Item 4, “Risk Factors” of this Quarterly Report on Form 6-K and Item 3, “Key Information -- Risk Factors” included in our 2019 Form 20-F.

As used in the following discussion and analysis, unless indicated otherwise or the context otherwise requires, references to: (1) “the Company,” “we,” “us,” “our” or “TGH” refer collectively to Textainer Group Holdings Limited, the issuer of the publicly-traded common shares that have been registered pursuant to Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended, and its subsidiaries; (2) “TEU” refers to a “Twenty-Foot Equivalent Unit,” which is a unit of measurement used in the container shipping industry to compare shipping containers of various lengths to a standard 20’ dry freight container, thus a 20’ container is one TEU and a 40’ container is two TEU; (3) “CEU” refers to a Cost Equivalent Unit, which is a unit of measurement based on the approximate cost of a container relative to the cost of a standard 20’ dry freight container, so the cost of a standard 20’ dry freight container is one CEU; the cost of a 40’ dry freight container is 1.6 CEU; and the cost of a 40’ high cube dry freight container (9’6” high) is 1.7 CEU; and the cost of a 40’ high cube refrigerated container is 8.0 CEU; (4) “our owned fleet” means the containers we own; (5) “our managed fleet” means the containers we manage that are owned by other container investors; (6) “our fleet” and our” total fleet” means our owned fleet plus our managed fleet plus any containers we lease from other lessors; and (7) “container investors” means the owners of the containers in our managed fleet.

Dollar amounts in this section of this Quarterly Report on Form 6-K are expressed in thousands. Per container amounts are in dollars.

Overview

We are one of the world’s largest lessors of intermodal containers based on fleet size, with a total fleet of approximately 2.3 million containers, representing 3.6 million TEU. Containers are an integral component of intermodal trade, providing a secure and cost-effective method of transportation because they can be used to transport freight by ship, rail or truck, making it possible to move cargo from point of origin to final destination without repeated unpacking and repacking.

We lease containers to approximately 250 shipping lines and other lessees, including most of the world’s top 20 container lines, as measured by the total TEU capacity of their container vessels. We believe that our scale, global presence, customer service, market knowledge and long history with our customers have made us one of the most reliable suppliers of leased containers. We have a long track record in the industry, operating since 1979, and have developed long-standing relationships with key industry participants. Our top 20 customers, as measured by revenues, have leased containers from us for 30 years.

We have provided an average of approximately 250,000 TEU of new containers per year for the past five years and have been one of the largest buyers of new containers over the same period. We are one of the largest sellers of used containers, having sold an average of approximately 140,000 containers per year for the last five years to more than 1,500 customers.

We provide our services worldwide via an international network of 14 regional and area offices and approximately 500 independent depots.

We operate our business in three core segments:

•	Container Ownership. As of September 30, 2020, we owned containers accounting for approximately 87.1%, as measured in TEU basis, of our fleet.
•

Container Management. As of September 30, 2020, we managed containers on behalf of 13 container investors, providing acquisition, management and disposal services. As of September 30, 2020, total managed containers accounted for approximately 12.9%, as measured in TEU basis, of our fleet.

•

Container Resale. We generally sell containers from our fleet when they reach the end of their useful lives in marine service or when we believe it is financially attractive for us to do so, considering the location, sale price, cost of repair and possible repositioning expenses. We also purchase and lease or resell containers from shipping line customers, container traders and other sellers of containers.

The table below summarizes the composition of our owned and managed fleets, in TEU and CEU, by type of containers, as of September 30, 2020:

	TEU			CEU
	Owned	Managed	Total	Owned	Managed	Total
Standard dry freight	2,906,502	446,662	3,353,164	2,599,552	397,897	2,997,449
Refrigerated	174,822	9,152	183,974	705,239	37,066	742,305
Other specialized	53,530	9,221	62,751	83,498	13,727	97,225
Total fleet	3,134,854	465,035	3,599,889	3,388,289	448,690	3,836,979
Percent of total fleet	87.1%	12.9%	100.0%	88.3%	11.7%	100.0%

Our total fleet as of September 30, 2020, by lease type, as a percentage of total TEU on hire was as follows:

Percent of
Total On-
Hire Fleet
Term leases	71.1%
Master leases	12.0%
Finance leases	15.1%
Spot leases	1.8%
Total	100.0%

The following table summarizes our average total fleet utilization (CEU basis) for the three and nine months ended September 30, 2020 and 2019:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2020	2019	2020	2019
Utilization	96.0%	97.3%	95.9%	97.8%

We measure the utilization rate on the basis of CEU on lease, using the actual number of days on hire, expressed as a percentage of CEU available for lease, using the actual days available for lease. CEU available for lease excludes CEU that have been manufactured but have not yet been delivered to a lessee and CEU designated as held-for-sale units.

Our total revenues primarily consist of leasing revenues derived from the lease of owned and managed containers and, to a lesser extent, other non-leasing fees received for managing containers owned by third parties and equipment resale. The most important driver of our profitability is the extent to which revenues on our owned fleet and management fee income exceed our operating costs and interest expense. The key drivers of our revenues are fleet size, rental rates, utilization and ancillary charges. Our operating costs primarily consist of direct container expenses – owned fleet, distribution expense to managed fleet container investors, depreciation of container rental equipment, amortization expense, general and administrative expenses, bad debt expense (recovery), net and container lessee default expense (recovery), net. Our lessees are generally responsible for loss of or damage to a container beyond ordinary wear and tear, and they are required to purchase insurance to cover any other liabilities.

COVID-19 Impact

In March 2020, the World Health Organization declared the outbreak of COVID-19 a pandemic, which continues to spread throughout the United States and the world and has resulted in new and changing government measures to contain the virus, including travel bans and restrictions, shelter-in-place orders, and business limitations and shutdowns. The decrease in global trade volumes and economic activity due to the COVID-19 pandemic led to disruptions in global shipping and reduced container demand during the first half of the year. However, we have seen recent positive signs of leasing demand improvements during the third quarter as COVID-19 related restrictions have eased in the United States and Europe and demand for consumer goods and medical supplies have caused freight volumes to rapidly increase from earlier in the year. Even as certain government restrictions are lifted and economies gradually reopen, the shape of the economic recovery is still uncertain as the pandemic is resurgent in many places.

While we are unable to accurately predict the full impact that COVID-19 will have on our results from operations, financial condition, liquidity and cash flows due to numerous uncertainties, our compliance with these measures could disrupt our business and operations, as well as that of our customers, manufacturers, suppliers and other counterparties, for a prolonged period of time. In response to the pandemic, the Company has continued to operate in a remote working environment to support the health and well-being of our employees, customers, partners and communities, that may continue, in whole or in part, for an extended period until comprehensive safety protocols are implemented. We currently believe these disruptions are temporary and we have benefited  from the increased global containerized trade volumes that have emerged in the second half of the year, however this trend may not continue if the pandemic worsens. For additional information regarding the risk and uncertainties that we could encounter as a result of the COVID-19 pandemic and related global conditions, see Item 4, “Risk Factors” of this Quarterly Report on Form 6-K.

Key Factors Affecting Our Performance

We believe there are a number of key factors that have affected, and are likely to continue to affect, our operating performance. These key factors include the following, among others:

•	the demand for leased containers;
•	lease rates;
•	prices and availability of new and used containers and the impact of changing prices on containers held for sale and the residual value of our in-fleet owned containers;
•	steel prices;
•	interest rates;
•	our ability to lease our new containers shortly after we purchase them;
•	remarketing risk;
•	the creditworthiness of our customers;
•	further consolidation among shipping lines and/or container lessors;
•	further consolidation of container manufacturers and/or decreased access to new containers;
•	import/export tariffs, duties and restrictions;
•	governmental regulations, including environmental or maritime rules that impact container shipping; and
•	global and macroeconomic factors that affect trade generally, such as recessions, trade disputes, terrorist attacks, pandemics, such as the COVID-19 pandemic, or the outbreak of war and hostilities.

For further details regarding these and other factors that may affect our business and results of operations, see Item 3, “Key Information -- Risk Factors” included in our 2019 Form 20-F.

Results of Operations

Comparison of the Three and Nine Months Ended September 30, 2020 and 2019

The following table summarizes our total revenues for the three and nine months ended September 30, 2020 and 2019 and the percentage changes between those periods:

	Three Months Ended		% Change	Nine Months Ended		% Change
	September 30,		Between	September 30,		Between
	2020	2019	2020 and 2019	2020	2019	2020 and 2019
	(Dollars in thousands)			(Dollars in thousands)
Lease rental income - owned fleet (1)	$133,587	$130,555	2.3%	$392,307	$390,555	0.4%
Lease rental income - managed fleet	15,543	25,293	(38.5%)	47,075	77,650	(39.4%)
Lease rental income	$149,130	$155,848	(4.3%)	$439,382	$468,205	(6.2%)

Management fees - non-leasing	$1,696	$1,582	7.2%	$3,724	$5,823	(36.0%)

Trading container sales proceeds (1)	7,655	10,669	(28.3%)	24,667	37,775	(34.7%)
Cost of trading containers sold	(6,721)	(9,469)	(29.0%)	(22,513)	(32,371)	(30.5%)
Trading container margin	$934	$1,200	(22.2%)	$2,154	$5,404	(60.1%)

Gain on sale of owned fleet containers, net	$7,976	$6,092	30.9%	$19,410	$18,263	6.3%

(1)

Amounts for trading containers rental revenue for the three and nine months ended September 30, 2019 have been reclassified out of the line item “trading container sales proceeds” and included within “lease rental income - owned fleet” to appropriately reflect the nature of the revenue.

Lease rental income for the three months ended September 30, 2020 decreased $6,718 (-4.3%) compared to the three months ended September 30, 2019, primarily due to a decrease of $5,754 (-4.2%) in our total operating fleet that was available for lease, a decrease of $2,497 (-1.3%) in average per diem rental rates, and a decrease of $2,216 (-1.7%) in utilization, partially offset by an increase of $3,326 in the growth of our fleet on finance leases. Lease rental income for the nine months ended September 30, 2020 decreased $28,823 (-6.2%) compared to the nine months ended September 30, 2019, primarily due to a decrease of $19,142 (-4.9%) in our total operating fleet that was available for lease, a decrease of $13,052 (-3.1%) in average per diem rental rates, and a decrease of $9,585 (-2.4%) in utilization, partially offset by an increase of $13,208 in the growth of our fleet on finance leases.

Lease rental income – managed fleet for the three and nine ended September 30, 2020 decreased $9,750 (-38.5%) and $30,575 (-39.4%) compared to the three and nine months ended September 30, 2019, respectively, primarily due to our acquisition of a managed fleet at December 31, 2019.

Management fees – non-leasing for the three months ended September 30, 2020 increased $114 (7.2%) compared to the three months ended September 30, 2019 primarily due to $107 increase in acquisition fees on container purchases for the managed fleet predominantly due to a prior period adjustment in 2019. Management fees – non-leasing for the nine months ended September 30, 2020 decreased $2,099 (-36.0%) compared to the nine months ended September 30, 2019 primarily due to $993 decrease in acquisition fees on container purchases for the managed fleet and $940 decrease in sales commissions.

Trading container margin for the three months ended September 30, 2020 decreased $266 (-22.2%) compared to the three months ended September 30, 2019, related to a $574 decrease due to a reduction in unit sales volume, offset by a $308 increase due to an improvement in per unit margin. Trading container margin for the nine months ended September 30, 2020 decreased $3,250 (-60.1%) compared to the nine months ended September 30, 2019, related to a $2,512 decrease due to a reduction in unit sales volume and a $738 decrease due to a reduction in per unit margin.

Gain on sale of owned fleet containers, net for the three months ended September 30, 2020 increased $1,884 (30.9%) compared to the three months ended September 30, 2019 primarily due to a $1,293 increase resulting from an increase in the number of containers being sold and a $652 decrease in net loss in sales-type leases. Gain on sale of owned fleet containers, net for the nine months ended September 30, 2020 increased $1,147 (6.3%) compared to the nine months ended September 30, 2019 primarily due to a $1,314 increase resulting from an increase in the number of containers being sold and a $980 decrease in net loss in sales-type leases, partially offset by a $1,147 decrease resulting from a reduction in average gain per container sold.

The following table summarizes our total operating expenses for the three and nine months ended September 30, 2020 and 2019 and the percentage changes between those periods:

	Three Months Ended		% Change	Nine Months Ended		% Change
	September 30,		Between	September 30,		Between
	2020	2019	2020 and 2019	2020	2019	2020 and 2019
	(Dollars in thousands)			(Dollars in thousands)
Direct container expense - owned fleet	$16,395	$11,810	38.8%	$44,907	$34,071	31.8%
Distribution expense to managed fleet container investors	14,364	23,318	(38.4%)	43,219	71,535	(39.6%)
Depreciation expense	65,374	67,644	(3.4%)	196,056	194,243	0.9%
Amortization expense	645	481	34.1%	1,766	1,576	12.1%
General and administrative expense	10,868	9,364	16.1%	30,872	28,638	7.8%
Bad debt (recovery) expense, net	(2,095)	(1,198)	74.9%	(326)	2,650	(112.3%)
Container lessee default expense (recovery), net	76	(184)	(141.3%)	(1,607)	7,718	(120.8%)
Gain on insurance recovery and legal settlement	—	—	0.0%	—	(841)	(100.0%)
Total operating expenses	$105,627	$111,235	(5.0%)	$314,887	$339,590	(7.3%)

Direct container expense – owned fleet for the three months ended September 30, 2020 increased $4,585 (38.8%) compared to the three months ended September 30, 2019 primarily due a $2,443 increase in storage expense and a $2,134 increase in maintenance and handling expense. Direct container expense for the nine months ended September 30, 2020 increased $10,836 (31.8%) compared to the nine months ended September 30, 2019 primarily due to a $9,000 increase in storage expense and a $4,497 increase in maintenance and handling expense, partially offset by a $1,612 decrease in insurance expense and a $830 decrease in repositioning costs.

Distribution expense to managed fleet container investors for the three and nine ended September 30, 2020 decreased $8,954 (-38.4%) and $28,316 (-39.6%) compared to the three and nine months ended September 30, 2019, respectively, primarily due to our acquisition of a managed fleet at December 31, 2019.

Depreciation expense for the three months ended September 30, 2020 decreased $2,270 (-3.4%) compared to the three months ended September 30, 2019; $2,887 of the decrease was due to a net decrease to write down the value of containers held for sale to their estimated fair value less cost to sell, partially offset by $554 increase was due to a net increase in the size of our owned depreciable fleet. Depreciation expense for the nine months ended September 30, 2020 increased $1,813 (0.9%) compared to the nine months ended September 30, 2019; $1,339 of the increase was due to a net increase in the size of our owned depreciable fleet and $467 of the increase was due to a net increase to write down the value of containers held for sale to their estimated fair value less cost to sell.

Amortization expense represents the amortization of amounts paid to acquire the rights to manage the container fleets of Capital Lease Limited, Hong Kong (“Capital”); Amphibious Container Leasing Limited (“Amficon”); and Capital Intermodal Limited, Capital Intermodal GmbH, Capital Intermodal Inc., Capital Intermodal Assets Limited and Xines Limited (“Capital Intermodal”). Amortization expense for the three and nine months ended September 30, 2020 increased $164 (34.1%) and $190 (12.1%) compared to the three and nine months ended September 30, 2019, respectively, primarily due to an update in the estimates for management fee revenue.

General and administrative expense for the three months ended September 30, 2020 increased $1,504 (16.1%) compared to the three months ended September 30, 2019, primarily due to a $1,377 increase in compensation and benefit costs. General and administrative expense for the nine months ended September 30, 2020 increased $2,234 (7.8%) compared to the nine months ended September 30, 2019, primarily due to a $2,473 increase in compensation and benefit costs and a $441 increase in professional fees, partially offset by a $589 decrease in travel expense.

Bad debt (recovery) expense, net for the three and nine months ended September 30, 2020 amounted to a recovery of $2,095 and $326, compared to a recovery of $1,198 and an expense of $2,650 for the three and nine months ended September 30, 2019, respectively. The changes were primarily due to improvements in collections and our general customer credit profile, partially offset by a credit loss expense of $64 and $916 for the three and nine months ended September 30, 2020, respectively, which related to our adoption of ASU 2016-13, Financial Instruments – Credit Losses (Topic 326) on the effective date of January 1, 2020, see Note 2 (i) "Accounting Policies and Recent Accounting Pronouncements" in Item 1, "Financial Statements" in this Quarterly Report on Form 6-K for further information.

Container lessee default expense (recovery), net for the three and nine months ended September 30, 2020 amounted to an expense of $76 and a recovery of $1,607, respectively; primarily due to aggregate payments of $1,386 received on a settlement agreement with an insolvent lessee in the second quarter of 2020. Container lessee default (recovery) expense, net for the three and nine months ended September 30, 2019 amounted to a recovery $184 and an expense of $7,718, respectively; primarily due to $9,059 for written off containers that were deemed unlikely to be recovered from an insolvent lessee in the second quarter of 2019, partially offset by $1,919 gain associated with recoveries on containers previously estimated as lost with insolvent lessees for the nine months ended September 30, 2019.

Gain on insurance recovery and legal settlement for the nine months ended September 30, 2019 amounted to $841 which related to a net settlement associated with an insolvent lessee.

The following table summarizes other (expense) income for the three and nine months ended September 30, 2020 and 2019 and the percentage changes between those periods:

	Three Months Ended		% Change	Nine Months Ended		% Change
	September 30,		Between	September 30,		Between
	2020	2019	2020 and 2019	2020	2019	2020 and 2019
	(Dollars in thousands)			(Dollars in thousands)
Interest expense	$(29,123)	$(39,970)	(27.1%)	$(95,257)	$(115,699)	(17.7%)
Write-off of unamortized deferred debt issuance costs and bond discounts	(8,628)	—	100.0%	(8,750)	—	100.0%
Interest income	23	680	(96.6%)	479	2,047	(76.6%)
Realized (loss) gain on derivative instruments, net	(4,107)	170	(2515.9%)	(8,900)	2,709	(428.5%)
Unrealized gain (loss) on derivative instruments, net	4,161	(2,478)	(267.9%)	(9,434)	(18,315)	(48.5%)
Other, net	859	(10)	(8690.0%)	803	(10)	(8130.0%)
Net other expense	$(36,815)	$(41,608)	(11.5%)	$(121,059)	$(129,268)	(6.4%)

Interest expense for the three months ended September 30, 2020 decreased $10,847 (-27.1%) compared to the three months ended September 30, 2019 driven by a decline in average interest rates of 1.16 percentage points primarily due to a decrease in the market rate. Interest expense for the nine months ended September 30, 2020 decreased $20,442 (-17.7%) compared to the nine months ended September 30, 2019; $26,457 decrease driven by a decline in average interest rates of 0.95 percentage points primarily due to a decrease in the market rate, partially offset by $5,691 increase from an increase in average debt balances of $174,284.

The write-off of unamortized deferred debt issuance costs and bond discounts for the three and nine months ended September 30, 2020 amounted to $8,628 and $8,750, respectively, of which $8,628 related to the early redemption of 2017-1 Bonds, 2017-2 Bonds and 2018-1 Bonds in the three months ended September 30, 2020.

Realized (loss) gain on derivative instruments, net changed from a net gain of $170 and $2,709 for the three and nine months ended September 30, 2019 to a net loss of $4,107 and $8,900 for the three and nine months ended September 30, 2020, respectively. This change was primarily due to a decrease in market rates as compared to spot strike rates in our contracts which caused a negative net settlement differential in 2020 compared to a positive net settlement differential in 2019.

Unrealized gain (loss) on derivative instruments, net changed from a net loss of $2,478 for the three months ended September 30, 2019 to a net gain of $4,161 for the three months ended September 30, 2020; primarily due to a reduction in the value of the interest rate derivatives, between June 30, 2019 to September 30, 2019 compared to an increase in the value of the interest rate derivatives, between June 30, 2020 to September 30, 2020, mainly resulting from a decrease and an increase in the forward LIBOR curve at the end of the respective periods, respectively. Unrealized loss on derivative instruments, net for the nine months ended September 30, 2020 decreased $8,881 (-48.5%) compared to the nine months ended September 30, 2019. The decrease was primarily due to a smaller reduction in the value of the interest rate derivatives, between December 31, 2019 to September 30, 2020 compared to the period between December 31, 2018 to September 30, 2019, mainly resulting from a decrease in the forward LIBOR curve at the end of the respective periods.

The following table summarizes income tax benefit (expense) and net income (loss) attributable to the noncontrolling interests for the three and nine months ended September 30, 2020 and 2019 and the percentage changes between those periods:

	Three Months Ended		% Change	Nine Months Ended		% Change
	September 30,		Between	September 30,		Between
	2020	2019	2020 and 2019	2020	2019	2020 and 2019
	(Dollars in thousands)			(Dollars in thousands)
Income tax benefit (expense)	$152	$(1,318)	111.5%	$(89)	$(1,470)	(93.9%)
Net income (loss) attributable to the noncontrolling interest	$494	$(17)	(3005.9%)	$73	$(575)	(112.7%)

Income tax benefit (expense) changed from an expense of $1,318 for the three months ended September 30, 2019 to a benefit of $152 for the three months ended September 30, 2020. Income tax expense for the nine months ended September 30, 2020 decreased $1,381 compared to the nine months ended September 30, 2019. The changes were primarily due to a decrease in the estimated full-year effective tax rate. The full year-year estimated effective rate tax was 0.3% at September 30, 2020 compared to 5.1% at September 30, 2019.

Net income (loss) attributable to the noncontrolling interest changed from a loss of $17 and $575 for the three and nine months ended September 30, 2019 to a gain of $494 and $73 for the three and nine months ended September 30, 2020, respectively.  Net income (loss) attributable to the noncontrolling interest represents the noncontrolling interest’s portion of TAP Funding Limited (“TAP Funding”) and the net loss was primarily due to an unrealized loss on derivative instruments mentioned above. See Note 2 "Accounting Policies and Recent Accounting Pronouncements" in Item 1, "Financial Statements" in this Quarterly Report on Form 6-K for further information.

Segment Information

The following table summarizes our income before taxes and noncontrolling interests attributable to each of our business segments for the three and nine months ended September 30, 2020 and 2019 (before inter-segment eliminations) and the percentage changes between those periods:

	Three Months Ended		% Change	Nine Months Ended		% Change
	September 30,		Between	September 30,		Between
	2020	2019	2020 and 2019	2020	2019	2020 and 2019
	(Dollars in thousands)			(Dollars in thousands)
Container ownership	$8,550	$1,223	599.1%	$7,475	$(3,188)	(334.5%)
Container management	7,290	4,523	61.2%	14,220	21,581	(34.1%)
Container resale	5,389	5,391	(0.0%)	11,537	15,517	(25.6%)
Other	(1,016)	(1,026)	(1.0%)	(3,005)	(2,906)	3.4%
Eliminations	(2,919)	1,768	(265.1%)	(1,503)	(2,167)	(30.6%)
Income before income tax and noncontrolling interests	$17,294	$11,879	45.6%	$28,724	$28,837	(0.4%)

 Income before income taxes and noncontrolling interests attributable to the Container Ownership segment for the three months ended September 30, 2020 increased $7,327 (599.1%) compared to the three months ended September 30, 2019. The following table summarizes the variances included within this increase:

Decrease in interest expense	$10,812
Change from unrealized loss on derivative instruments, net to unrealized gain on derivative instruments, net	6,639
Increase in lease rental income - owned fleet	3,416
Decrease in depreciation expense	2,239
Increase in gain on sale of owned fleet containers, net	1,884
Increase in bad debt recovery, net	894
Write-off of unamortized deferred debt issuance costs and bond discounts in 2020	(8,628)
Increase in direct container expense	(5,321)
Change from realized gain on derivative instruments, net to realized loss on derivative instruments, net	(4,277)
Other	(331)
$7,327

Income (loss) before income taxes and noncontrolling interests attributable to the Container Ownership segment changed from a loss of $3,188 for the nine months ended September 30, 2019 to an income of $7,475 for the nine months ended September 30, 2020. The following table summarizes the variances included within this change:

Decrease in interest expense	$20,608
Change from container lessee default expense, net to container lessee default recovery, net	9,325
Decrease in unrealized loss on derivative instruments, net	8,881
Change from bad debt expense, net to bad debt recovery, net	2,966
Increase in lease rental income - owned fleet	2,249
Increase in gain on sale of owned fleet containers, net	1,147
Change from realized gain on derivative instruments, net to realized loss on derivative instruments, net	(11,609)
Increase in direct container expense	(10,396)
Write-off of unamortized deferred debt issuance costs and bond discounts in 2020	(8,750)
Increase in depreciation expense	(1,818)
Decrease in interest income	(1,209)
Other	(731)
$10,663

Income before income taxes and noncontrolling interests attributable to the Container Management segment for the three months ended September 30, 2020 increased $2,767 (61.2%) compared to the three months ended September 30, 2019. The following table summarizes the variances included within this decrease:

Decrease in distribution expense to managed fleet container investors	$8,954
Increase in management fees	5,052
Decrease in lease rental income - managed fleet	(9,750)
Increase in general and administrative expense	(1,259)
Other	(230)
$2,767

Income before income taxes and noncontrolling interests attributable to the Container Management segment for the nine months ended September 30, 2020 decreased $7,361 (-34.1%) compared to the nine months ended September 30, 2019. The following table summarizes the variances included within this decrease:

Decrease in distribution expense to managed fleet container investors	$28,316
Decrease in lease rental income - managed fleet	(30,575)
Decrease in management fees	(2,440)
Increase in general and administrative expense	(2,163)
Other	(499)
$(7,361)

Income before income taxes and noncontrolling interests attributable to the Container Resale segment for the three months ended September 30, 2020 decreased $2 (-0.0%) compared to the three months ended September 30, 2019, primarily due to a decrease in trading container margin and an increase in general and administration expense, partially offset by an increase in management fees. Income before income taxes and noncontrolling interests attributable to the Container Resale segment for the nine months ended September 30, 2020 decreased $3,980 (-25.6%) compared to the nine months ended September 30, 2019, primarily due to decreases of $3,242 in trading container margin and $893 in management fees.

Loss before income taxes and noncontrolling interests attributable to Other activities unrelated to our reportable business segments for the three months ended September 30, 2020 decreased $10 (-1.0%) compared to the three months ended September 30, 2019, primarily due to a small increase in foreign exchange gain, partially offset by an increase in general and administrative expense. Loss before income taxes and noncontrolling interests attributable to Other activities unrelated to our reportable business segments for the nine months ended September 30, 2020 increased $99 (3.4%) compared to the nine months ended September 30, 2019, primarily due to an increase in general and administrative expense.

Segment eliminations change from an income of $1,768 for the three months ended September 30, 2019 to a loss of $2,919 for the three months ended September 30, 2020. This change consisted of a $4,723 increase in acquisition fees received by our Container Management segment from our Container Ownership segment, partially offset by a $36 increase in depreciation expense related to capitalized acquisition fees received by our Container Management segment from our Container Ownership segment. Our Container Ownership segment capitalizes acquisition fees billed by our Container Management segment as part of containers, net and records depreciation expense to amortize the acquisition fees over the useful lives of the containers, which is eliminated in consolidation.

Segment eliminations for the nine months ended September 30, 2020 decreased $664 (-30.6%) compared to the nine months ended September 30, 2019. This decrease consisted of a $523 decrease in acquisition fees received by our Container Management segment from our Container Ownership segment and a $141 increase in depreciation expense related to capitalized acquisition fees received by our Container Management segment from our Container Ownership segment.

Currency

Almost all of our revenues are denominated in U.S. dollars and approximately 72.5% and 73.2% of our direct container expenses – owned fleet for the three and nine months ended September 30, 2020, respectively, were denominated in U.S. dollars. See the risk factor entitled “Because substantially all of our revenues are generated in U.S. dollars, but a significant portion of our expenses are incurred in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations” under Item 3, “Key Information—Risk Factors” included in our 2019 Form 20-F. Our operations in non-U.S. dollar locations have some exposure to foreign currency fluctuations, and trade growth and the direction of trade flows can be influenced by large changes in relative currency values. For the nine months ended September 30, 2020, our non-U.S. dollar operating expenses were spread among 16 currencies, resulting in some level of self-hedging. We do not engage in currency hedging.

Liquidity and Capital Resources

As of September 30, 2020, we had cash and cash equivalents (including restricted cash) of $233,878. Our principal sources of liquidity have been our cash flows from operations including the sale of containers and borrowings under debt facilities. As of September 30, 2020, we had the following outstanding borrowings and borrowing capacities per debt facility (in thousands):

					Available
		Additional			Borrowing, as	Current and
	Current	Borrowing	Total	Current	limited by our	Available
Facility:	Borrowing	Commitment		Borrowing	Borrowing Base	Borrowing
TL Revolving Credit Facility	$1,022,000	$478,000	$1,500,000	$1,022,000	$145,470	$1,167,470
TL 2019 Term Loan	152,144	—	152,144	152,144	—	152,144
TMCL II Secured Debt Facility	619,930	580,070	1,200,000	619,930	7,932	627,862
TMCL VI Term Loan	232,940	—	232,940	232,940	—	232,940
TMCL VII 2019-1 Bonds (1)	310,333	—	310,333	310,333	—	310,333
TMCL VII 2020-1 Bonds (1)	446,215	—	446,215	446,215	—	446,215
TMCL VII 2020-2 Bonds (1)	607,799	—	607,799	607,799	—	607,799
TMCL VII 2020-3 Bonds (1)	221,000	—	221,000	221,000	—	221,000
TAP Funding Revolving Credit Facility	137,900	17,100	155,000	137,900	2,603	140,503
Total (2)	$3,750,261	$1,075,170	$4,825,431	$3,750,261	$156,005	$3,906,266
(1)	Amounts on the TMCL VII 2019-1 Bonds, TMCL VII 2020-1 Bonds, TMCL VII 2020-2 Bonds and TMCL VII 2020-3 Bonds exclude an unamortized discount of $86, $84, $166 and $87, respectively.
(2)	Current borrowing for all debts excludes prepaid debt issuance costs in an aggregate amount of $28,549.

Our condensed consolidated financial statements do not reflect the income taxes that would be payable to foreign taxing jurisdictions if the earnings of a group of corporations operating in those jurisdictions were to be transferred out of such jurisdictions, because such earnings are intended to be permanently reinvested in those countries. At September 30, 2020, cumulative earnings of approximately $35,835 would be subject to income taxes of approximately $10,750 if such earnings of foreign corporations were transferred out of such jurisdictions in the form of dividends.

Assuming that our lenders remain solvent and lessees meet their lease payment obligations, we currently believe that our existing cash and cash equivalents, cash flows generated from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our working capital needs and other capital and liquidity requirements for the next twelve months. While we are not yet through the pandemic, the financial performance of our customers has generally held up better than anticipated. We will continue to monitor our liquidity and the credit markets in light of the global economic uncertainty and financial market conditions caused by the COVID-19 pandemic.

All of our debt facilities are secured by specific pools of containers and related assets owned by the Company. In addition to customary events of default as defined in our credit agreements and indenture and various restrictive financial covenants, the Company’s debt facilities also contain various other debt covenants and borrowing base minimums. As of September 30, 2020, we were in compliance with all of the applicable covenants.

Cash Flow

The following table summarizes cash flow information for the nine months ended September 30, 2020 and 2019:

	Nine Months Ended		% Change
	September 30,		Between
	2020	2019	2020 and 2019
	(Dollars in thousands)
Net income	$28,635	$27,367	4.6%
Adjustments to reconcile net income to net cash provided by operating activities	259,678	294,844	(11.9%)
Net cash provided by operating activities	288,313	322,211	(10.5%)
Net cash used in investing activities	(172,328)	(607,475)	(71.6%)
Net cash (used in) provided by financing activities	(160,015)	327,862	(148.8%)
Effect of exchange rate changes	3	(52)	(105.8%)
Net (decrease) increase in cash, cash equivalents and restricted cash	(44,027)	42,546	(203.5%)
Cash, cash equivalents and restricted cash, beginning of year	277,905	224,928	23.6%
Cash, cash equivalents and restricted cash, end of the period	$233,878	$267,474	(12.6%)

 Operating Activities

Net cash provided by operating activities for the nine months ended September 30, 2020 decreased $33,898 (-10.5%) compared to the nine months ended September 30, 2019. The decrease in net cash provided by operating activities was primarily due to a $23,641 decrease in net working capital adjustments and a $10,257 decrease in net income adjusted for non-cash items such as depreciation expense, unrealized gain (loss) on derivative instruments, net, amortization and write-off of unamortized deferred debt issuance costs and accretion of bond discounts. The decrease in net working capital provided by operating activities were primarily due to a $5,075 decrease in prepaid expenses and other current assets due to timing of payments, a $9,716 decrease in trading containers, and a $4,579 decrease in receipt of payments on finance leases, net of income earned.

Investing Activities

Net cash used in investing activities for the nine months ended September 30, 2020 decreased $435,147 (-71.6%) compared to the nine months ended September 30, 2019 primarily due to a $423,821 decrease in payments for container and fixed asset purchases, including containers under leaseback financing receivable. The decrease in cash used in investing activities was also due to the increase in principal payments received on container leaseback financing receivable, partially offset by a lower amount of proceeds from the sale of containers and fixed assets.

Financing Activities

Net cash (used in) provided by financing activities changed from net cash provided by financing activities of $327,862 for the nine months ended September 30, 2019 to net cash used in financing activities of $160,015 for the nine months ended September 30, 2020. The change was primarily due to an increase of $1,049,409 in principal repayments of debt, partially offset by an increase of $631,625 in proceeds from debt. The increase in cash used in financing activities during the nine months ended September 30, 2020 was also due to the additional debt issuance costs incurred during the third quarter of 2020, the purchase of treasury shares under the Company’s share repurchase program which commenced in September 2019 and the extinguishment of container leaseback financing liability that was due to a container investor in June 2020.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations by due date as of September 30, 2020:

	Payments Due by Twelve Month Period Ending September 30,
	Total	2021	2022	2023	2024	2025	2026 and thereafter
	(Dollars in thousands)
	(Unaudited)
Total debt obligations:
TL Revolving Credit Facility	$1,022,000	-	-	$1,022,000	-	-	-
TL 2019 Term Loan	152,144	10,804	11,187	11,585	11,997	12,423	94,148
TMCL II Secured Debt Facility (1)	619,930	42,762	56,155	52,986	52,986	52,986	362,055
TMCL VI Term Loan	232,940	26,721	25,206	25,206	25,206	130,601	—
TMCL VII 2019-1 Bonds (2)	310,333	28,000	28,000	28,000	28,000	28,000	170,333
TMCL VII 2020-1 Bonds (2)	446,215	51,486	55,425	57,028	57,197	57,745	167,334
TMCL VII 2020-2 Bonds (2)	607,799	57,759	65,504	65,128	68,104	69,542	281,762
TMCL VII 2020-3 Bonds (2)	221,000	20,111	20,111	20,111	20,111	20,111	120,445
TAP Funding Revolving Credit Facility	137,900	9,043	128,857	—	—	—	—
Interest on obligations (3)	367,144	89,224	79,715	71,112	47,341	36,758	42,994
Interest rate swaps and caps payables, net (4)	35,353	17,039	14,080	3,297	679	183	75
Office lease obligations	14,818	2,195	2,241	2,288	2,324	2,127	3,643
Container contracts payable	325,897	325,897	—	—	—	—	—
Total contractual obligations (5) (6)	$4,493,473	$681,041	$486,481	$1,358,741	$313,945	$410,476	$1,242,789

(1)	The estimated future scheduled repayments for TMCL II Secured Debt Facility are based on the assumption that the facility will not be extended on its associated conversion date.
(2)	Future scheduled payments for the TMCL VII 2019-1 Bonds, TMCL V 2020-1 Bonds, TMCL VII 2020-2 Bonds and TMCL VII 2020-3 Bonds exclude an unamortized discount of $86, $84, $166 and $87, respectively.
(3)	Using 0.15% which was one-month spot interest rate of London InterBank Offered Rate ("LIBOR") plus a margin rate that varies based on each debt facility. Weighted average interest rate at 2.44%.
(4)

Calculated based on the difference between our fixed contractual pay rates and the counterparties’ average rate estimated at 0.15% which was one-month spot interest of LIBOR rate as of September 30, 2020, for all periods, for all interest rate contracts outstanding as of September 30, 2020.

(5)	Future scheduled payments for all debts exclude prepaid debt issuance costs in an aggregate amount of $28,549.
(6)

Excluded container leaseback financing liability amounting to $4,855 as of September 30, 2020 which is accounted for as a financing transaction under FASB Accounting Standards Update No. 2016-02, Leases (“Topic 842”) (“ASU 2016-02”). This is excluded due to the uncertainty in the timing and variable amounts of future cash flows since the estimated future scheduled payments is dependent upon assumptions regarding the amounts distributed to the Container Investors which is based on net operating income of the managed fleet, reduced by the management fees earned. The Container Investors have no rights or recourse against the Company in the event of a lessee default or any other risk in respect of the managed containers.

Off Balance Sheet Arrangements

As of September 30, 2020, we had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Critical Accounting Policies and Estimates

We have identified the policies and estimates in Item 5, “Operating and Financial Review and Prospects” included in our 2019 Form 20-F as among those critical to our business operations and the understanding of our results of operations. These policies and estimates are considered critical due to the existence of uncertainty at the time the estimate is made, the likelihood of changes in estimates from period to period and the potential impact that these estimates can have on our financial statements. These policies remain consistent with those reported in our 2019 Form 20-F. Please refer to Item 5, “Operating and Financial Review and Prospects” included in our 2019 Form 20-F.

We adopted Accounting Standards Update No. 2016-13, Financial Instruments – Credit Losses (Topic 326) (“ASU 2016-13”) on January 1, 2020. The changes in our accounting policies for credit losses under the new accounting standard are discussed in Note 2 "Accounting Policies and Recent Accounting Pronouncements" and in Note 7 “Allowance for Credit Losses” in Item 1, "Financial Statements" in this Quarterly Report on Form 6-K.

Due to the COVID-19 pandemic, there has been uncertainty and disruption in the global economy and financial markets. We are not aware of any specific event or circumstance that would require updates to our estimates or judgments or require us to revise the carrying value of our assets or liabilities as of November 19, 2020, the date of issuance of this Quarterly Report on Form 6-K. These estimates may change as new events occur and additional information is obtained. Actual results could differ materially from these estimates under different assumptions or conditions.

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET AND CREDIT RISK

Quantitative and Qualitative Disclosures About Market Risk

We could be exposed to market risk from future changes in interest rates and foreign exchange rates. At times, we may enter into various derivative instruments to manage certain of these risks. We do not enter into derivative instruments for speculative or trading purposes.

For the nine months ended September 30, 2020, we did not experience any material changes in market risk that affect the quantitative and qualitative disclosures presented in Item 11, “Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk” or in Item 11, “Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk” included in our 2019 Form 20-F. Updated interest rate swap and cap agreement information is set forth below.

Interest Rate Risk

We have entered into various interest rate swap and cap agreements to mitigate our exposure associated with our variable rate debt. The swap agreements involve payments by us to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London InterBank Offered Rate. The differentials between the fixed and variable rate payments under these agreements are recognized in realized gains or losses on derivative instruments, net in the condensed consolidated statements of operations. As of September 30, 2020, certain of our interest rate swap agreements are designated as cash flow hedges for accounting purposes, and any unrealized gains or losses related to the changes in fair value are recognized in accumulated comprehensive income (loss) and re-classed to interest expense as they are realized.

The notional amount of the interest rate swap agreements was $1,347,750 as of September 30, 2020, with expiration dates between December 2020 and April 2027. We pay fixed rates between 0.17% and 2.94% under the interest rate swap agreements. The net fair value of these agreements was a liability of $34,512 as of September 30, 2020.

Based on the average debt balances and derivative instruments as of September 30, 2020, it is estimated that a 1% increase in interest rates would result in a net increase of $6,282 in interest expense and realized gains on derivative instruments, net for the nine months ended September 30, 2020. It would also result in an increase in the fair value of derivative instruments, net of $9,719.

Quantitative and Qualitative Disclosures About Credit Risk

We monitor our container lessees’ performance and our lease exposures on an ongoing basis, and our credit management processes are aided by the long payment experience we have with most of our container lessees and our broad network of long-standing relationships in the shipping industry that provide current information about our container lessees. In managing this risk, we also make an allowance for doubtful accounts on our accounts receivable. The allowance for doubtful accounts is developed based on two key components:

•	specific reserves for receivables which are impaired for which management believes full collection is doubtful; and
•	general reserves for estimated losses inherent in the receivables based upon historical trends and age of the balances.

An allowance for doubtful accounts of $4,692 has been established against accounts receivables as of September 30, 2020. Due to the COVID-19 pandemic, we may be unable to collect receivables from those shipping line customers that may be significantly impacted by COVID-19. While we are not yet through the pandemic, the financial performance of our customers has generally held up better than anticipated and we will continue to closely monitor our customers’ payment performance.

On January 1, 2020, we adopted ASU 2016-13 and an allowance for credit losses of $1,336 and $472 have been established to estimate expected lifetime credit losses against our net investment in finance leases and container leaseback financing receivable, respectively, as of September 30, 2020.

For the nine months ended September 30, 2020, we did not experience any material changes in our credit risks that affect the quantitative and qualitative disclosures about credit risk presented in Item 11, “Quantitative and Qualitative Disclosures About Market Risk – Quantitative and Qualitative Disclosures About Credit Risk” included in our 2019 Form 20-F.

ITEM 4.	RISK FACTORS

Other than the matters noted below, there have been no material changes with respect to the risk factors disclosed in Item 3, “Key Information —Risk Factors” included in our 2019 Form 20-F that was filed with the Securities and Exchange Commission on March 30, 2020. Please refer to that section for disclosures regarding the risks and uncertainties related to the Company’s business and industry and the Company’s common shares. The following is a discussion of risks relating to the COVID-19 pandemic which could cause our future results to be materially adversely affected.

Global economic weakness has in the past and may in the future materially and negatively impact our business, results of operations, cash flows, financial condition and future prospects.

While domestic and global economic growth resumed and has continued following the global financial crisis in 2008 and 2009, continued sustainability of the international economic growth is uncertain particularly due to the ongoing COVID-19 pandemic. Any slowdown or reversal in U.S. and global trade growth could heighten a number of material risks to our business, results of operations, cash flows and financial condition, as well as our future prospects. The COVID-19 pandemic has added to uncertainty about container trade demand, freight rates and our lessees’ financial performance and solvency. As a result, we continue to face heightened risk that our financial performance and cash flow could be severely affected by defaults or payment delays by our customers.

Global demand growth for shipping has recovered in the second half of the year as demand for consumer goods and medical supplies has led to increased container demand. However this may weaken or reverse if the COVID-19 pandemic worsens or continues for a longer duration. The ongoing impact of COVID-19 and lower global GDP may result in lower container production in the future and may alter the percentage of total production purchased by lessors. Continued disruptions from COVID-19 may lead to increased credit concerns regarding our customers, reduced container demand, lower utilization of our fleet, lower lease rates, lower sale prices for our used containers, disruptions in the capital markets, increased risk of non-compliance with our debt covenants and operational and business process disruptions for us and our customers.

Uncertainties relating to COVID-19 include the duration of the outbreak, actions that may be taken to contain or treat its impact, by governments and others, including declarations of states of emergency, business closures, manufacturing restrictions and a prolonged period of travel and/or other similar restrictions and limitations. The magnitude of the COVID-19 pandemic, including the extent of any impact on our business, financial position, results of operations or liquidity, which could be material, cannot be reasonably determined at this time due to the rapid development and fluidity of the situation.

ITEM 5.	EXHIBITS

The following exhibits are filed as part of this Quarterly Report on Form 6-K:

Exhibit Number	Description of Document

101.INS†	Inline XBRL Instance Document

101.SCH†	Inline XBRL Taxonomy Extension Schema Document

101.CAL†	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF†	Inline XBRL Taxonomy Definition Linkbase Document

101.LAB†	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE†	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

†	Filed herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 19, 2020

Textainer Group Holdings Limited

/s/ Olivier Ghesquiere
Olivier Ghesquiere
President and Chief Executive Officer